SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Review Report of Independent Auditors

To the Stockholders and Board of Directors
Unibanco Holdings S.A.

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarter ended September 30, 2008, including the balance sheet, the statements of income, cash flows and added value, the performance report and the explanatory notes. This information is the responsibility of Company’s management.

2 Our review was conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the company.

3 Based on our review, we are not aware of any material modifications which should be made to the aforementioned Quarterly Information for it to be in conformity with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information, including the instruction CVM No. 469.

4 As mentioned in Note 25(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law), generating changes in the accounting practices adopted in Brazil. Although this law is already effective, the main changes it introduced depend on regulation in order to be fully applied by companies. Accordingly, in this transition phase, the Brazilian Securities Commission (CVM), through its Instruction No. 469, did not require the adoption of all dispositions of Law 11,638 in the preparation of the Quarterly Information. Therefore, the accounting information included in the Quarterly Information at September 30, 2008 does not consider all the modifications in the accounting practices introduced by the Law 11,638/07.

São Paulo, November 5, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	DATE – September 30, 2008

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Eusébio Matoso Avenue, 891 – 22nd floor				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3584-1980	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3584-1585	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Eusébio Matoso Avenue, 891 – 22th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3584-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3584-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE			CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2008	Dec 31, 2008	3	Jul 1, 2008	Sep 30, 2008	2	Apr 1, 2008	Jun 30, 2008

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sérgio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER September 30, 2008	2 - PRIOR QUARTER June 30, 2008	3 - SAME QUARTER PRIOR YEAR September 30, 2007
Paid-Up Capital
1 – Common	553,735,904	553,735,904	553,735,904
2 – Preferred	1,089,851,783	1,089,851,783	1,089,851,783
3 – Total	1,643,587,687	1,643,587,687	1,643,587,687
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	20,247,371	19,538,126	15,798,287
6 – Total	20,247,371	19,538,126	15,798,287

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER National Holding
4 - ACTIVITY CODE 3240 – Administration Participation - Banks
5 - PRINCIPAL ACTIVITY Holdings Corporate Participation
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	07/21/2008	Interest on own capital	07/31/2008	ON	0.0337633000
02	RCA	07/21/2008	Interest on own capital	07/31/2008	PN	0.0337633000
03	RCA	07/21/2008	Interest on own capital	07/31/2008	ON	0.1031052000
04	RCA	07/21/2008	Interest on own capital	07/31/2008	PN	0.1031052000
05	RCA	09/25/2008	Interest on own capital	10/31/2008	ON	0.0337633000
06	RCA	09/25/2008	Interest on own capital	10/31/2008	PN	0.0337633000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)
01	07.16.2008	6,299,886	1,744,510	Revenue Reserve	164,358,768	0,00000000000

DIRECTOR OF INVESTOR RELATIONS

1 - DATE November 6, 2008	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
DATE - SEPTEMBER 30, 2008
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

	September 30,	June 30,
ASSETS	2008	2008
CURRENT ASSETS	258,091	321,466
Cash and due from banks	1	2
Demand deposits	1	2
Financial Assets (Note 4)	72,995	40,159
Other Credits	185,095	281,305
Interest on own capital receivable	158,621	265,171
Deferred income (Note 20)	9	7
Income tax and social contribution carryforwards	26,450	16,112
Accounts reveceivable	15	15

LONG-TERM ASSETS	316,496	300,096
Financial Assets (Note 4)	221,893	212,416
Other credits	94,603	87,680
Deferred income (Note 20)	94,603	87,680

PERMANENT ASSETS	7,512,966	7,383,056
Investments	7,512,966	7,383,056
Subsidiary companies (Note 9(a))	7,512,966	7,383,056
-Local	7,512,966	7,383,056

TOTAL ASSETS	8,087,553	8,004,618

LIABILITIES
CURRENT LIABILITIES	188,881	281,863
Interest on own capital payable (Note 17)	136,390	225,641
Other liabilities	52,491	56,222
Accounts payable - taxes	52,487	56,215
Accounts payable	4	7

LONG-TERM LIABILITIES	269,331	233,222
Provisions	269,331	233,222
Provision for tax litigation (Note 14)	269,331	233,222

STOCKHOLDERS' EQUITY (Note 17)	7,629,341	7,489,533
Capital:	6,299,886	4,555,376
-Local residents	3,872,793	2,097,478
-Foreign residents	2,427,093	2,457,898
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	1,804	1,748
Revenue reserves	482,340	2,226,850
Unrealized gains and losses - marketable securities and
derivative financial instruments	(133,332)	(30,003)
Treasury stock	(130,675)	(126,098)
Retained earnings	763,759	516,101

TOTAL LIABILITIES	8,087,553	8,004,618

The accompanying notes are an integral part of these quarterly information

INDIVIDUAL STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2008	From January 1, 2008	From July 1, 2007	From January 1, 2007
	to September 30, 2008	to September 30, 2008	to September 30, 2007	to September 30, 2007
Operating income (expenses)	385,601	1,192,096	654,874	1,423,050
Personnel and other administrative expenses	(60)	(804)	(101)	(615)
Other operating income	13,700	34,897	8,654	22,077
Financial income (Note 19(a))	13,700	34,897	8,654	22,077
Other operating expenses	(20,307)	(60,409)	(22,133)	(58,644)
Financial transactions and other taxes	(20,307)	(60,409)	(22,133)	(58,644)
Equity in results of subsidiary companies (Note 9(a))	392,268	1,218,412	668,454	1,460,232

OPERATING INCOME	385,601	1,192,096	654,874	1,423,050

INCOME BEFORE TAXES AND SOCIAL CONTRIBUTION	385,601	1,192,096	654,874	1,423,050

INCOME TAX AND SOCIAL CONTRIBUTION (Note 20(b))	(5,090)	(14,992)	(41,955)	(49,819)
Provision for income tax	(15,363)	(22,726)	(36,461)	(51,342)
Provision for social contribution	(5,533)	(8,188)	(13,127)	(18,489)
Deferred tax asset change	15,806	15,922	7,633	20,012

NET INCOME	380,511	1,177,104	612,919	1,373,231

Number of outstanding shares (Note 17(a))	1,623,340,316	1,623,340,316	1,627,789,400	1,627,789,400
Net income per share: R$	0.23	0.73	0.38	0.84

The accompanying notes are an integral part of these quarterly information

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

	September 30,	June 30,
ASSETS	2008	2008
CURRENT ASSETS	126,910,337	126,134,529
Cash and due from banks	64,365,693	64,794,923
Demand deposits	3,788,461	3,192,526
Interbank investments (Note 4)	37,091,511	39,499,836
Marketable securities and derivative financial instruments (Note 5)	23,485,721	22,102,561
Credits	54,315,691	52,493,989
Lending operations (Note 6(a))	36,204,872	34,374,471
Allowance for losses on lending (Note 6(d))	(2,511,024)	(2,369,403)
Leasing operations (Note 6(a))	3,816,291	3,451,625
Allowance for losses on leasing (Note 6(d))	(133,805)	(116,068)
Other credits (Note 7)	17,009,765	17,224,758
Allowance for losses on other credits (Note 6(d))	(70,408)	(71,394)
Other	8,228,953	8,845,617
Interbank accounts	7,529,285	8,100,090
Interdepartmental accounts	49,530	59,736
Other assets (Note 8)	650,138	685,791

LONG-TERM ASSETS	49,055,733	43,341,315
Interbank investments (Note 4)	957,314	931,219
Marketable securities and derivative financial instruments (Note 5)	14,549,985	12,364,475
Credits	32,401,611	29,003,870
Lending operations (Note 6(a))	21,299,033	19,329,297
Allowance for losses on lending (Note 6(d))	(547,766)	(532,152)
Leasing operations (Note 6(a))	5,702,011	5,082,025
Allowance for losses on leasing (Note 6(d))	(199,396)	(175,375)
Other credits (Note 7)	6,148,611	5,304,106
Allowance for losses on other credits (Note 6(d))	(882)	(4,031)
Other	1,146,823	1,041,751
Interbank accounts	58,463	57,549
Other assets (Note 8)	1,088,360	984,202

PERMANENT ASSETS	2,675,400	2,600,045
Investments	886,372	926,912
Associated companies (Note 9(a) and (b))	96,458	97,500
- Local	96,458	97,500
Goodwill on acquisitions of subsidiary companies (Note 9)	140,894	168,155
Other investments	708,781	720,572
Allowance for losses	(59,761)	(59,315)
Fixed assets (Note 10)	932,776	890,257
Deferred charges	856,252	782,876

TOTAL	178,641,470	172,075,889

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

	September 30,	June 30,
LIABILITIES	2008	2008
CURRENT LIABILITIES	99,142,217	99,116,299
Other	99,142,217	99,116,299
Deposits (Note 11)	29,405,365	28,316,544
Securities sold under repurchase agreements	20,589,671	22,726,231
Resources from securities issued (Note 12)	6,160,787	4,600,587
Interbank accounts	959,196	1,480,284
Interdepartmental accounts	327,370	420,996
Local borrowings (Note 13)	117,554	102,477
Foreign borrowings (Note 13)	5,875,929	5,004,428
Local onlendings (Note 13)	3,267,149	3,150,115
Foreign onlendings (Note 13)	14,869	1,238
Derivative financial instruments (Note 5(f))	5,138,909	4,740,773
Other liabilities (Note 15)	27,285,418	28,572,626

LONG-TERM LIABILITIES	63,736,692	57,557,161
Other	63,736,692	57,557,161
Deposits (Note 11)	24,768,899	21,627,322
Securities sold under repurchase agreements	10,681,555	9,342,874
Resources from securities issued (Note 12)	2,450,321	3,087,525
Local borrowings (Note 13)	142	174
Foreign borrowings (Note 13)	2,325,055	1,691,014
Local onlendings (Note 13)	6,920,189	6,470,895
Foreign onlendings (Note 13)	67,445	34,794
Derivative financial instruments (Note 5(f))	719,926	897,607
Other liabilities (Note 15)	15,803,160	14,404,956

DEFERRED INCOME	73,215	70,541
MINORITY INTERESTS	8,060,005	7,842,355
STOCKHOLDERS' EQUITY (Note 17)	7,629,341	7,489,533
Capital:	6,299,886	4,555,376
-Local residents	3,872,793	2,097,478
-Foreign residents	2,427,093	2,457,898
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	1,804	1,748
Revenue reserves	482,340	2,226,850
Unrealized gains and losses - marketable securities and derivative financial instruments	(133,332)	(30,003)
Treasury stocks	(130,675)	(126,098)
Retained earnings	763,759	516,101

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	15,689,346	15,331,888

TOTAL	178,641,470	172,075,889

The accompanying notes are an integral part of these quarterly information

CONSOLIDATED STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2008	From January 1, 2008	From July 1, 2007	From January 1, 2007
	to September 30, 2008	to September 30, 2008	to September 30, 2007	to September 30, 2007
REVENUES	7,494,628	17,430,469	4,325,453	12,541,126
Lending operations	4,494,636	9,941,916	2,555,673	7,434,783
Leasing operations	348,815	923,712	155,268	383,573
Marketable securities	2,483,813	5,014,467	1,087,435	3,350,296
Financial results from insurance, pension plans and annuity products	186,775	748,702	324,751	920,225
Derivative financial instruments	(746,854)	(39,126)	53,341	(69,566)
Foreign exchange transactions	564,369	410,008	43,762	206,718
Compulsory deposits	163,074	430,790	105,223	315,097
EXPENSES	(5,955,809)	(11,167,773)	(2,221,012)	(6,467,782)
Deposits and securities sold	(4,264,783)	(7,455,947)	(1,253,797)	(3,649,661)
Price-level restatement and interest on technical provision for insurance, pension plans and annuity products	(115,472)	(548,960)	(233,196)	(647,832)
Borrowings and onlendings	(904,874)	(1,146,634)	(173,889)	(541,117)
Provision for credits losses (Note 6(f))	(670,680)	(2,016,232)	(560,130)	(1,629,172)
GROSS PROFIT	1,538,819	6,262,696	2,104,441	6,073,344
OTHER OPERATING INCOME (EXPENSES)	(1,148,249)	(3,444,671)	(1,123,636)	(3,167,026)
OTHER OPERATING INCOME	2,578,733	7,526,715	2,140,660	6,745,752
Services rendered (Nota 18)	885,266	2,715,639	925,488	2,704,092
Insurance, annuity products and retirement plans premiums	1,600,021	4,566,103	1,171,266	3,897,335
Other operating income (Note 19(b))	93,446	244,973	43,906	144,325
OTHER OPERATING EXPENSES	(3,727,831)	(10,982,286)	(3,274,299)	(9,944,110)
Changes in technical provision for insurance, annuity products and retirement plans	(713,922)	(2,068,174)	(443,194)	(1,813,838)
Insurance claims	(360,516)	(1,039,247)	(310,723)	(902,237)
Private retirement plans benefits expenses	(530)	(13,325)	(8,061)	(19,426)
Selling, other insurance and private retirement plans expenses	(270,697)	(798,693)	(240,934)	(643,330)
Credit card selling expenses	(87,581)	(262,270)	(59,614)	(185,860)
Salaries, benefits, training and social security	(666,815)	(1,894,248)	(577,107)	(1,679,373)
Other administrative expenses	(924,665)	(2,652,042)	(836,747)	(2,536,581)
Financial transaction and other taxes (Note 14)	(266,564)	(932,328)	(331,117)	(972,751)
Other operating expenses (Note 19(c))	(436,541)	(1,321,959)	(466,802)	(1,190,714)
EQUITY IN THE RESULTS OF ASSOCIATED COMPANIES (Note 9 (b))	849	10,900	10,003	31,332
OPERATING INCOME	390,570	2,818,025	980,805	2,906,318
NON-OPERATING INCOME (EXPENSES)	(11,110)	14,796	(7,198)	(13,410)
INCOME BEFORE TAXES AND PROFIT SHARING	379,460	2,832,821	973,607	2,892,908
INCOME TAX AND SOCIAL CONTRIBUTION (Note 20(b))	509,240	(40,768)	(235,073)	(674,514)
Provision for income tax	(108,828)	(893,253)	(101,871)	(673,801)
Provision for social contribution	13,854	(268,067)	(41,899)	(235,623)
Deferred tax asset	604,214	1,120,552	(91,303)	234,910
PROFIT SHARING	(127,525)	(418,570)	(124,995)	(368,240)
Management	(8,431)	(26,913)	(9,356)	(27,175)
Employees	(119,094)	(391,657)	(115,639)	(341,065)
NET INCOME BEFORE NON-RECURRING EVENTS AND MINORITY INTEREST	761,175	2,373,483	613,539	1,850,154

PROFIT FROM NON-RECURRING EVENTS (Note 26)	-	-	532,379	735,779

MINORITY INTEREST	(380,664)	(1,196,379)	(532,999)	(1,212,702)

NET INCOME	380,511	1,177,104	612,919	1,373,231

Number of outstanding shares (Note 17(a))	1,623,340,316	1,623,340,316	1,627,789,400	1,627,789,400
Net income per share: R$	0.23	0.73	0.38	0.84

The accompanying notes are an integral part of these quarterly information

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. DATE - SEPTEMBER 30, 2008 QUARTERLY INFORMATION
STATEMENTS OF CASH FLOW Amounts expressed in thousands of Reais	Corporate Legislation

	Individual		Consolidated

	From July 1, 2008	From January 1, 2008	From July 1, 2008	From January 1, 2008
	to September 30, 2008	to September 30, 2008	to September 30, 2008	to September 30, 2008
Operating activities
Net income for the period	380,511	1,177,104	380,511	1,177,104
Net change in credit losses	-	-	194,858	469,606
Technical provisions for insurance, annuity products and retirement plan	-	-	713,922	2,068,174
Deferred taxes	(15,806)	(15,922)	(604,214)	(1,120,552)
Foreclosed assets provision	-	-	(227)	(514)
Losses on sale of foreclosed assets and fixed assets	-	-	9,332	15,976
Amortization of goodwill on subsidiaries acquired	-	-	33,592	109,830
Equity in results of associated companies	(392,268)	(1,218,412)	(849)	(10,900)
Gain on sale of investments	-	-	-	(61,861)
Provision allowance for losses on investments	-	-	485	1,013
Depreciation and amortization	-	-	98,589	284,237
Minority interest	-	-	380,664	1,196,379
Changes in assets and liabilities
Decrease (increase) in interbank investments	(1,746)	7,415	2,382,230	(376,573)
Decrease (increase)in marketable securities and derivative financial instruments	(40,568)	(101,042)	(3,697,796)	(12,171,473)
Decrease (increase) in Central Bank compulsory deposits	-	-	108,668	46,633
Net change in interbank and interdepartmental accounts	-	-	(143,285)	(273,992)
Decrease (increase) in lending operations	-	-	(3,863,038)	(9,339,785)
Decrease (increase) in leasing operations	-	-	(969,445)	(3,032,720)
Net change in foreign exchange portfolio	-	-	2,839,413	(4,154,014)
Decrease (increase) in other credits and other assets	(10,422)	(5,841)	(975,229)	(545,272)
Increase (decrease) in other liabilities	41,344	51,653	(2,231,884)	7,088,940
Increase (decrease)in deferred income	-	-	2,674	16,327
Net cash provided by (used in) operating activities	(38,955)	(105,045)	(5,341,029)	(18,613,437)
Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	261,058	714,861	700	26,396
Proceeds from sale of foreclosed assets	-	-	47,029	105,006
Purchase of/capital increase on investments
in associated companies	-	-	55	(12,659)
Goodwill on acquisition of subsidiary companies	-	-	(6,330)	(7,821)
Proceeds of/capital decrease on investiments
in associated companies	-	-	1,191	15,868
Purchase of other investments	-	-	(4,478)	(310,794)
Proceeds of investments	-	-	16,229	98,053
Purchase of fixed assets	-	-	(91,109)	(211,730)
Proceeds from sale of fixed assets	-	-	7,420	9,772
Deferred charges	-	-	(132,759)	(283,803)
Minority interest	-	-	(163,014)	(24,437)
Net cash provided by (used in) investing activities	261,058	714,861	(325,066)	(596,149)
Financing activities
Increase (decrease) in deposits	-	-	4,230,398	8,669,509
Increase (decrease) in securities sold under
repurchase agreements	-	-	(797,879)	4,254,525
Increase (decrease) in resources from securities issued	-	-	922,996	4,010,505
Increase (decrease) in borrowings and onlending in Brazil –	-	-	2,133,197	2,251,761
Governmental agencies
Net change in treasury stock	-	-	(4,578)	(8,862)
Dividends paid	(222,104)	(609,816)	(222,104)	(609,816)
Net cash provided by (used in) financing activities	(222,104)	(609,816)	6,262,030	18,567,622
Net increase (decrease) in cash and due from banks	(1)	-	595,935	(641,964)
Cash and due from banks at the beginning of the period	2	1	3,192,526	4,430,425
Cash and due from banks at the end of the period	1	1	3,788,461	3,788,461
Net increase (decrease) in cash and due from banks	(1)	-	595,935	(641,964)

The accompanying notes are an integral part of these quarterly information

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. DATE - SEPTEMBER 30, 2008 QUARTERLY INFORMATION
VALUE ADDED STATEMENTS Amounts expressed in thousands of Reais	Corporate Legislation

			Individual				Consolidated

	From July 1, 2008 to September 30, 2008		From January 1, 2008 to September 30, 2008		From July 1, 2007 to September 30, 2007		From January 1, 2007 to September 30, 2007

Gross proft from financial intermediation	-	0.0%	-	0.0%	1,538,819	165.1%	6,579,810	137.6%
Services rendered	-	0.0%	-	0.0%	885,266	95.0%	2,715,639	56.8%
Other income and other expenses	405,908	100.0%	1,252,505	100.0%	(1,491,910)	-160.0%	(4,515,317)	-94.5%

Total value added	405,908	100.0%	1,252,505	100.0%	932,175	100.0%	4,780,132	100.0%

Human Resources	-	0.0%	-	0.0%	688,382	73.8%	2,011,585	42.1%
Salaries	-	0.0%	-	0.0%	494,054	53.0%	1,537,947	32.2%
Charges	-	0.0%	-	0.0%	94,456	10.1%	192,462	4.0%
Benefts	-	0.0%	-	0.0%	99,872	10.7%	281,176	5.9%

Government	25,397	6.3%	75,401	6.0%	(136,718)	-14.7%	1,591,443	33.3%
Financial transaction and other taxes	20,307	5.0%	60,409	4.8%	266,564	28.6%	972,107	20.3%
Income tax and social contribution	5,090	1.3%	14,992	1.2%	(509,240)	-54.6%	318,103	6.7%
INSS on salaries	-	0.0%	-	0.0%	105,958	11.4%	301,233	6.3%

Dividends and Interest on Own capital	132,853	32.7%	413,345	33.0%	132,853	14.3%	413,345	8.6%

Profit Reinvestment	247,658	61.0%	763,759	61.0%	247,658	26.6%	763,759	16.0%

Total	405,908	100.0%	1,252,505	100.0%	932,175	100.0%	4,780,132	100.0%

The accompanying notes are an integral part of these quarterly information

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. QUARTERLY INFORMATION NOTES TO THE FINANCIAL STATEMENTS
Corporate Legislation Date - September 30, 2008
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União de Bancos Brasileiros S.A. and its foreign branch, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 9.

The consolidated quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of instruments. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis. The quarterly information of September 30, 2008 includes the statements of cash flows and value added.

The quarterly information of leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for the quarter ended September 30, 2007 has been reclassified for the purpose of better comparability in respect of: (i) the foreign subsidiary companies’ exchange variations in the amount of R$165,236 (Nine-month ended September 30, 2007 –R$526,742) from “Other Operating Expenses” to ”Derivative Financial Instruments” and (ii) according to Susep Circular no. 356/07 and Circular Letter Susep/Decon/GAB nº 003/08 the amount of R$221,279 (Nine-month ended September 30, 2007 – R$684,431) from “Private Retirement Plans Benefit Expenses”, “Insurance Premium and Redemption” to “Changes in Technical Provision for Insurance, Annuity Products and Retirement Plans”.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law 11,638 at December 29, 2007, mentioned in Note 25 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 15% (9% until April 2008, according to Law nº 11,727 at June 2008) on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent at the operation date beginning for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-	Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments, are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting in the proportion of the ownership interest in the stockholders equity of the associated companies, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 9(c). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall, the provision for insufficient premiums (PIP) is increased.

The Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The Provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

“Interbank investments”, include, in Parent Company, investments in debentures in the amount of R$56,057 (June 30, 2008 – R$54,311) and interbank deposits in the amount of R$238,831 (June 30, 2008 – R$198,263).

		Consolidated

	September 30, 2008	June 30, 2008
Securities purchased under resale agreements	31,850,388	34,073,777
Own position	9,016,409	7,795,010
- Financial treasury bills	1,041,964	592,978
- Treasury bills	5,259,834	6,031,272
- Treasury notes	2,641,101	1,061,433
- Other	73,510	109,327
Financial Position	22,833,979	26,278,767
- Financial treasury bills	5,236,053	8,262,654
- Treasury bills	9,303,836	10,891,192
- Treasury notes	7,676,997	6,463,992
- Other	617,093	660,929
Interbank deposits	6,169,505	6,287,667
Foreign currency investments	28,932	69,611
Total	38,048,825	40,431,055
Current	37,091,511	39,499,836
Long-term	957,314	931,219

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Consolidated

	September 30, 2008	June 30, 2008
Assets
Trading assets	12,172,647	11,613,091
Available for sale	18,088,983	16,047,241
Held to maturity	2,816,460	2,625,328
Subtotal	33,078,090	30,285,660
Derivative financial instruments	4,957,616	4,181,376
Total	38,035,706	34,467,036
Current	23,485,720	22,102,561
Long-term	14,549,986	12,364,475

Liabilities
Derivative financial instruments	5,858,835	5,638,380
Total	5,858,835	5,638,380
Current	5,138,909	4,740,773
Long-term	719,926	897,607

(b) Trading assets

	Consolidated

	September 30, 2008		June 30, 2008

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	5,592,134	5,538,741	5,777,111	5,717,539
Treasury bills	241,830	241,810	1,667,788	1,662,712
Financial treasury bills	250,123	249,756	431,818	430,995
Treasury notes	5,091,839	5,039,473	3,677,505	3,623,832
Other	8,342	7,702	-	-
Foreign government	3,296,041	3,259,941	2,862,769	2,825,946
Brazilian sovereign bonds	47,364	46,938	110,616	110,340
Bank debt securities	1,739,819	1,736,829	1,037,035	1,035,446
Eurobonds and other	247,788	247,216	101,977	100,654
Certificate of deposit	1,492,031	1,489,613	935,058	934,792
Corporate debt securities	485,685	480,094	203,858	207,064
Debentures	447,413	447,424	128,253	132,363
Eurobonds and other	38,272	32,670	75,605	74,701
Mutual funds	355,893	355,893	498,170	498,170
Marketable equity securities	813,379	754,211	1,234,977	1,218,586
Total	12,330,315	12,172,647	11,724,536	11,613,091

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Consolidated

		September 30, 2008				June 30, 2008

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	10,212,054	(176,337)	10,035,717	9,946,320	(211,463)	9,734,857
Financial treasury bills	665,583	207	665,790	699,211	337	699,548
Treasury bills	6,662,815	(47,500)	6,615,315	6,900,456	(100,059)	6,800,397
Treasury notes	2,837,928	(128,751)	2,709,177	2,301,157	(105,105)	2,196,052
Treasury Bonds	2,328	(516)	1,812	2,938	(816)	2,122
Other	43,400	223	43,623	42,558	(5,820)	36,738
Foreign government	1,484,426	5,663	1,490,089	1,060,376	(11,296)	1,049,080
Brazilian sovereign bonds	1,491,983	(130,830)	1,361,153	1,204,149	(31,828)	1,172,321
Bank debt securities	998,830	(3,195)	995,635	826,708	(13,595)	813,113
Debentures, eurobonds and other	998,830	(3,195)	995,635	826,708	(13,595)	813,113
Corporate debt securities	3,391,969	(43,492)	3,348,477	2,923,911	42,665	2,966,576
Debentures, eurobonds and other	3,391,969	(43,492)	3,348,477	2,923,911	42,665	2,966,576
Mutual funds	22,494	-	22,494	33,907	-	33,907
Marketable equity securities	1,047,308	(211,890)	835,418	427,508	(150,121)	277,387
Total	18,649,064	(560,081)	18,088,983	16,422,879	(375,638)	16,047,241

(ii) By maturity:

	Consolidated

	September 30, 2008		June 30, 2008

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	2,140,322	2,136,653	2,262,726	2,265,546
Between 3 months and 1 year	4,169,259	4,148,507	4,922,178	4,889,376
Between 1 and 3 years	6,351,830	6,289,180	4,796,772	4,711,674
Between 3 and 5 years	1,388,077	1,374,505	898,503	887,302
Between 5 and 15 years	1,574,498	1,488,945	1,425,667	1,366,788
More than 15 years	1,955,276	1,793,281	1,655,618	1,615,261
No stated maturity (1)	1,069,802	857,912	461,415	311,294
Total	18,649,064	18,088,983	16,422,879	16,047,241

_______________________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	September 30, 2008	June 30, 2008

Issuer/Type of investment	Amortized cost

Federal government	1,747,426	1,734,694
Treasury notes	1,747,122	1,734,488
Other	304	206
Brazilian sovereign bonds	1,064,338	886,130
Corporate debt securities	4,696	4,504
Debentures	4,696	4,504
Total	2,816,460	2,625,328
Fair value	3,087,881	2,925,275

(ii) By maturity:

	Consolidated

	September 30, 2008	June 30, 2008

Maturity	Amortized cost

Less than 3 months	21,552	17,971
Between 3 months and 1 year	9,920	6,706
Between 1 and 3 years	464,049	262,371
Between 3 and 5 years	361,060	426,232
Between 5 and 15 years	1,255,178	1,204,527
More than 15 years	704,701	707,521
Total	2,816,460	2,625,328

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified investments as held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(e) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	Notional value		Amortized cost	Fair value adjustment	Fair value

	September 30,	June 30,	September 30,	September 30,	September 30,	June 30,
	2008	2008	2008	2008	2008	2008
Futures contracts	107,764,413	144,439,607	-	-	-	-
Purchase	43,514,870	87,100,394	-	-	-	-
Currencies	971,826	1,725,853	-	-	-	-
Inter bank interest rate	42,510,009	85,310,218	-	-	-	-
Other	33,035	64,323	-	-	-	-
Sale	64,249,543	57,339,213	-	-	-	-
Currencies	13,312,334	6,156,856	-	-	-	-
Inter bank interest rate	50,895,970	51,082,562	-	-	-	-
Other	41,239	99,795	-	-	-	-
Swap contracts	57,666,272	25,766,663	(1,019,756)	(157,817)	(1,177,573)	(802,114)
Assets	24,136,408	14,901,804	563,400	296,304	859,704	1,495,148
Currencies	1,530,341	1,970,119	132,017	(8,054)	123,963	69,588
Fixed interest rate	292,901	1,576,787	20,948	3,325	24,273	184,512
Inter bank interest rate	6,780,116	7,953,090	395,151	137,166	532,317	945,936
Stocks	3,724	-	199	-	199	-
Other	15,529,326	3,401,808	15,085	163,867	178,952	295,112
Liabilities	33,529,864	10,864,859	(1,583,156)	(454,121)	(2,037,277)	(2,297,262)
Currencies	2,195,358	2,476,023	16,279	(304,599)	(288,320)	(311,059)
Fixed interest rate	2,658,569	3,555,575	(967,046)	(20,335)	(987,381)	(1,408,388)
Inter bank interest rate	4,401,615	1,536,362	(131,911)	(131,980)	(263,891)	(163,446)
Other	24,274,322	3,296,899	(500,478)	2,793	(497,685)	(414,369)
Third curve Swap contracts	3,527,744	3,791,224	71,254	(196,821)	(125,567)	(486,248)
Assets	1,786,410	2,341,391	474,578	(184,528)	290,050	79,103
Currencies	847,874	1,236,686	317,590	(151,134)	166,456	47,138
Fixed interest rate	56,939	395,828	5,063	(245)	4,818	1,367
Inter bank interest rate	786,127	644,976	137,101	(28,016)	109,085	29,850
Other	95,470	63,901	14,824	(5,133)	9,691	748
Liabilities	1,741,334	1,449,833	(403,324)	(12,293)	(415,617)	(565,351)
Currencies	1,157,990	641,662	(19,115)	(33,893)	(53,008)	(77,331)
Fixed interest rate	389,759	600,247	(371,684)	13,494	(358,190)	(486,558)
Inter bank interest rate	193,585	120,666	(12,525)	8,106	(4,419)	(708)
Other	-	87,258	-	-	-	(754)
Forward contracts	8,150,266	6,101,606	802,753	(60,675)	742,078	54,447
Assets	5,506,736	1,906,193	996,178	48,655	1,044,833	972,495
Currencies	5,424,516	612,046	807,083	49,123	856,206	8,434
Fixed interest rate	-	1,091,244	-	-	-	329,969
Stocks	26,907	69,820	96,687	(499)	96,188	428,897
Other	55,313	133,083	92,408	31	92,439	205,195
Liabilities	2,643,530	4,195,413	(193,425)	(109,330)	(302,755)	(918,048)
Currencies	2,116,284	3,408,795	(30,123)	(119,266)	(149,389)	(347,443)
Fixed interest rate	-	59,279	-	-	-	(194)
Stocks	54,062	360,247	(68,480)	11,642	(56,838)	(344,708)
Other	473,184	367,092	(94,822)	(1,706)	(96,528)	(225,703)
Option contracts	422,391,096	451,170,528	30,455	(387,572)	(357,117)	16,281
Purchased options	209,813,699	248,220,492	1,150,034	1,222,678	2,372,712	1,575,869
Purchase of purchased option	145,618,316	158,392,905	960,194	1,281,677	2,241,871	1,287,223
Currencies	67,396,582	65,348,296	515,563	1,071,556	1,587,119	112,586
Inter bank interest rate	77,966,471	91,305,039	346,440	262,627	609,067	780,993
Stocks	82,986	1,711,106	86,042	(44,334)	41,708	392,529
Other	172,277	28,464	12,149	(8,172)	3,977	1,115
Purchase of sold option	64,195,383	89,827,587	189,840	(58,999)	130,841	288,646
Currencies	15,457,126	29,169,720	128,745	(87,097)	41,648	267,064
Inter bank interest rate	48,386,684	60,514,857	41,600	1,219	42,819	9,100
Stocks	28,766	4,021	11,804	16,972	28,776	4,021
Other	322,807	138,989	7,691	9,907	17,598	8,461
Saleposition	212,577,397	202,950,036	(1,119,579)	(1,610,250)	(2,729,829)	(1,559,588)
Sale of Purchased options	120,239,212	109,522,271	(704,870)	(1,770,851)	(2,475,721)	(1,032,484)
Currencies	48,042,665	41,175,792	(422,714)	(1,582,220)	(2,004,934)	(404,980)
Inter bank interest rate	71,956,075	68,243,750	(256,325)	(202,228)	(458,553)	(605,193)
Stocks	6,935	20,001	(16,822)	9,887	(6,935)	(20,001)
Other	233,537	82,728	(9,009)	3,710	(5,299)	(2,310)
Sale of sold option	92,338,185	93,427,765	(414,709)	160,601	(254,108)	(527,104)
Currencies	27,574,928	31,697,851	(298,026)	163,312	(134,714)	(493,441)
Inter bank interest rate	64,496,545	61,487,659	(98,186)	31,138	(67,048)	(6,588)
Stocks	16,442	6,435	(4,904)	(11,538)	(16,442)	(6,435)
Other	250,270	235,820	(13,593)	(22,311)	(35,904)	(20,640)
Other derivative financial
instruments(*)	9,726,385	9,488,161	45,058	(28,098)	16,960	(239,370)
Assets position	5,541,909	3,351,252	427,927	(37,610)	390,317	58,761
Liabilities position	4,184,476	6,136,909	(382,869)	9,512	(373,357)	(298,131)

		Assets	3,612,117	1,345,499	4,957,616	4,181,376
		Liabilities	(3,682,353)	(2,176,482)	(5,858,835)	(5,638,380)

____________________
(*) Include, basically, contracts of Forwards - Non Deliverable For ward (NDFs) an d Fu ture T-Bill.

(ii) Nominal value by maturity and type, are as follows:

	Consolidated

	September 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	46,957,420	31,258,864	23,206,053	6,342,076	107,764,413
Swap contracts	36,556,483	8,112,287	6,016,149	6,981,353	57,666,272
Third curve swap contracts	1,612,016	1,244,729	363,335	307,664	3,527,744
Forward contracts	3,729,270	3,169,268	1,232,592	19,136	8,150,266
Option contracts
Purchased position	52,702,870	142,588,947	14,217,882	304,000	209,813,699
Sale position	32,564,232	159,812,478	20,200,687	-	212,577,397
Other derivative financial
instruments	6,130,662	2,855,929	620,212	119,582	9,726,385

(iii) Nominal value by trade counterpart/location:

							Consolidated

						September 30, 2008

			Over the counter (1)

			Financial
Contracts	BM&F	Bovespa	Institution	Individual	Company	Subtotal	Total
Future contracts	107 ,764,413	-	-	-	-	-	107,764,413
Swap contracts	7,023,563	-	42,785,319	184,398	7,672,992	50,642,709	57,666,272
Third curve swap contracts	-	-	67,346	-	3,460,398	3,527,744	3,527,744
Forward contracts	-	345,151	1,550,849	16,028	6,238,238	7,805,115	8,150,266
Option contracts
Purchased position	203,188,386	39,504	5,145,378	-	1,440,431	6,585,809	209,813,699
Sale position	195,601,933	31,996	15,999,816	-	943,652	16,943,468	212,577,397
Other derivative financial
instruments	-	4,487	8,186,858	-	1,535,040	9,721,898	9,726,385
_________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

(iv) Market value by trade location:

						Consolidated

					September 30, 2008

		Over the counter (1)

		Fair value

	BM&F/	Financial
Contracts	Bovespa	Institution	Individual	Company	Subtotal	Total
Swap contracts	64,116	(1,487,949)	359	245,901	(1,241,689)	(1,177,573)
Third curve swap contracts	-	4,424	-	(129,991)	(125,567)	(125,567)
Forward contracts	391,625	(7,527)	1,023	356,957	350,453	742,078
Option contracts
Purchased position	1,950,409	334,275	-	88,028	422,303	2,372,712
Sale position	(1,943,609)	(749,917)	-	(36,303)	(786,220)	(2,729,829)
Other derivative financial
instruments	(390,415)	(51,242)	-	68,300	17,058	(373,357)

On September 30, 2008 the amounts pledged to guarantee BM&F transactions were R$359,059 and are comprised federal government securities.

(v) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Consolidated

	September 30, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	119,936	209,213	175,603	354,952	859,704
Third curve swap contracts	74,648	189,196	25,306	900	290,050
Forward contracts	560,195	408,507	75,602	529	1,044,833
Option contracts	756,737	1,446,768	166,597	2,610	2,372,712
Other derivative financial instruments	242,728	130,601	16,988	-	390,317
Total	1,754,244	2,384,285	460,096	358,991	4,957,616

Liabilities
Swap contracts	1,718,494	79,596	134,397	104,790	2,037,277
Third curve swap contracts	163,332	213,378	5,387	33,520	415,617
Forward contracts	242,205	48,179	11,538	833	302,755
Option contracts	740,019	1,611,037	378,773	-	2,729,829
Other derivative financial instruments	100 ,091	222,578	45,536	5,152	373,357
Total	2,964,141	2,174,768	575,631	144,295	5,858,835

(vi) Hedge Account

(a) On September 30, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented in Consolidated by future transactions in the amount of R$30,267,539 (June 30, 2008 – R$25,834,241), swap contracts in the amount of R$132,779 (June 30, 2008 – R$1,677,661) and forward contracts in the amount of R$65,137 (June 30, 2008 – R$83,421), associated with future liabilities transaction with variations of interbank interest rate (CDI). These contracts presented on September 30, 2008, gains net of applicable taxes in the amount of R$60,395 (June 30, 2008 – R$137,071) in Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”.

The hedges as of September 30, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank, was not identified ineffective hedge to be accounted, during the quarter.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,091,040 (June 30, 2008 – R$2,148,904) in Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 of the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Consolidated

	September 30,	June 30,
	2008	2008
By type
Discounted loans and notes	30,446,338	27,870,032
Financing	17,352,194	15,843,046
Agricultural	1,507,492	1,823,484
Real estate loans	2,158,121	2,041,897
Credit card	6,039,760	6,125,309
Total lending operations	57,503,905	53,703,768

Leasing operations	9,518,302	8,533,650
Advances on exchange contracts (1)	2,037,211	1,679,306
Total leasing operations and
advances on exchange contracts	11,555,513	10,212,956

Guarantees honored	667	667
Other receivables (2)	5,211,746	5,073,304
Total other credits	5,212,413	5,073,971

Total risk	74,271,831	68,990,695

By maturity
Past-due for more than 15 days (Note 6 (d))	2,675,137	2,501,733
Falling due:
Less than 3 months (3)	23,786,451	23,316,296
Between 3 months and 1 year	20,714,329	18,670,224
Between 1 and 3 years	17,174,245	15,375,994
More than 3 years	9,921,669	9,126,448

Total risk	74,271,831	68,990,695
_________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 15 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated

	September 30, 2008		June 30, 2008

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,404,981	4.6	3,567,835	5.2
Food, beverages and tobacco	3,371,103	4.5	2,744,641	4.0
Paper, pulp and wood products	1,280,212	1.7	1,275,798	1.8
Basic metal industries	2,301,378	3.1	1,790,974	2.6
Chemical and pharmaceutical	2,499,882	3.4	2,167,361	3.1
Extractive	2,337,434	3.1	1,727,575	2.5
Production of machines and equipment	1,036,992	1.4	1,116,883	1.6
Automotive industry	669,038	0.9	766,803	1.1
Petroleum	1,221,089	1.6	994,480	1.4
Textiles, clothing and leather goods	565,802	0.8	609,975	0.9
Rubber and plastic	406,353	0.5	370,829	0.5
Production of metal goods	413,325	0.6	385,562	0.6
Eletric and electronic	206,650	0.3	177,967	0.3
Electronic and communications equipment	398,577	0.5	391,663	0.6
Other manufacturing industries	75,002	0.1	71,045	0.1
Subtotal	20,187,818	27.1	18,159,391	26.3
Retailers
Retail	4,340,872	5.8	4,023,264	5.8
Wholesale	3,716,671	5.0	3,269,537	4.7
Subtotal	8,057,543	10.8	7,292,801	10.5
Financial service
Financial companies	3,793,475	5.1	3,830,842	5.6
Insurance companies and private pension funds	351,760	0.5	365,897	0.5
Subtotal	4,145,235	5.6	4,196,739	6.1
Residential construction loans	763,553	1.0	740,262	1.1
Other services
Transportation	5,188,204	7.0	4,646,339	6.7
Construction	1,744,210	2.3	1,322,581	1.9
Post office and telecommunications	945,042	1.3	891,646	1.3
Real estate services	1,152,606	1.6	1,038,434	1.5
Agricultural	590,485	0.8	472,553	0.7
Health and social services	527,608	0.7	496,558	0.7
Lodging and catering services	173,943	0.2	186,721	0.3
Association activities	255,462	0.3	235,377	0.3
Cultural, sports and leisure activities	99,747	0.1	91,149	0.1
Education	113,247	0.2	118,893	0.2
Other services	2,579,762	3.8	2,114,030	3.3
Subtotal	13,370,316	18.3	11,614,281	17.0
Agriculture, livestock, forestry
and fishing	1,027,942	1.4	1,334,103	1.9
Individual
Consumer loans	8,710,834	11.7	8,534,074	12.4
Credit card	9,383,892	12.6	9,326,372	13.5
Lease financing	6,716,591	9.0	5,965,209	8.6
Residential mortgage loans	1,428,557	1.9	1,338,082	1.9
Other	479,550	0.6	489,381	0.7
Subtotal	26,719,424	35.8	25,653,118	37.1
Total	74,271,831	100.0	68,990,695	100.0

(c) Concentration of lending, leasing and other credits:

	Consolidated

	September 30, 2008			June 30, 2008

Largest clients	Value	% total	Value	% total
10 largest clients	5,447,724	7.3	5,044,528	7.3
50 next largest clients	8,757,140	11.8	7,751,385	11.2
100 next largest clients	7,276,652	9.8	6,419,055	9.3
Other clients	52,790,315	71.1	49,775,727	72.2
Total	74,271,831	100.0	68,990,695	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Consolidated

		September 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	31,783,553	-	-	31,783,553	42.8	24,763
A	0.5	30,501,950	-	-	30,501,950	41.1	162,391
B	1.0	5,897,174	568,022	338,110	6,803,306	9.2	101,947
C	3.0	1,108,970	447,526	251,563	1,808,059	2.4	68,620
D	10.0	155,481	223,293	248,576	627,350	0.8	402,385
E	30.0	75,257	150,635	227,268	453,160	0.6	418,695
F	50.0	47,514	105,552	196,690	349,756	0.5	341,737
G	70.0	30,376	87,833	213,341	331,550	0.4	329,596
H	100.0	97,259	316,299	1,199,589	1,613,147	2.2	1,613,147
Total		69,697,534	1,899,160	2,675,137	74,271,831	100.0	3,463,281
% of total risk							4.7%

						Consolidated

						June 30, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	28,707,553	-	-	28,707,553	41.7	20,951
A	0.5	29,850,636	-	-	29,850,636	43.3	156,222
B	1.0	5,007,062	466,112	278,392	5,751,566	8.3	84,444
C	3.0	748,437	440,815	277,491	1,466,743	2.1	47,440
D	10.0	166,399	222,994	254,077	643,470	0.9	432,535
E	30.0	86,008	129,202	218,844	434,054	0.6	402,033
F	50.0	52,922	115,351	230,166	398,439	0.6	388,797
G	70.0	34,875	83,662	212,066	330,603	0.5	328,370
H	100.0	101,373	275,561	1,030,697	1,407,631	2.0	1,407,631
Total		64,755,265	1,733,697	2,501,733	68,990,695	100.0	3,268,423
% of total risk							4.7%
____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of Management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$1,370,643 (June 30, 2008 - R$1,313,893) in Consolidated. These transactions relate to the active portfolio and credits written off, and were re-classified in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Consolidated

	Quarter	Nine-month
	ended	ended
	September	September
	30, 2008	30, 2008
Balance at the beginning of the period	3,268,423	2,993,675
Increases	670,680	2,016,232
Loan charge-offs	(475,822)	(1,546,626)
Balance at the end of the period	3,463,281	3,463,281

Loan recoveries (1)	76,258	228,195
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Other Credits

	Consolidated

	September 30, 2008		June 30, 2008

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	667	-	667
Foreign exchange portfolio	6,952,839	8,116	7,979,293	2,506
Income receivable	490,252	116,074	525,622	106,283
Negotiation and intermediation of securities	1,470,560	-	813,843	-
Deferred taxes (See Note 20(a))	1,380,672	3,394,974	1,416,524	2,609,013
Receivables from credit card operations	1,380,663	-	3,370,072	-
Insurance premiums	3,367,426	-	1,357,317	-
Prepaid taxes	877,130	214,023	688,953	220,472
Sundry	1,090,223	2,414,757	1,073,134	2,365,165
Total	17,009,765	6,148,611	17,224,758	5,304,106

“Foreign exchange portfolio” includes R$4,576,932 (June 30, 2008 - R$4,743,043) of unsettled exchange purchases and R$2,172,559 (June 30, 2008 – R$3,215,957) of rights on foreign exchange sold, net of received advances.

“Other credit – sundry” includes, basically, credit escrow deposits for civil and labor suits in the amount of R$1,819,348 (June 30, 2008 – R$1,762,041); notes and credits receivable in the amount of R$741,148 (June 30, 2008 – R$643,707); accounts receivable from temporary special administration regime in the amount of R$247,118 (June 30, 2008 – R$246,841); salary advances and other in the amount of R$239,108 (June 30, 2008 - R$187,811); payments to reimburse in the amount of R$89,769 (June 30, 2008 – R$82,659); other credits without aspects of underwriting in the amount of R$86,109 (June 30, 2008 - R$118,268); receivables from purchase of assets in the amount of R$24,513 (June 30, 2008 - R$30,581) and sundry debtors – abroad in the amount of R$16,369 (June 30, 2008 – R$17,407) and amounts receivables from subsidiaries R$27,410 .

8. Other Assets

Represented mainly by prepaid expenses, as follows:

	Consolidated

	September 30,	June 30,
	2008	2008
Commissions and expenses on debt placements	67,850	57,450
Commissions on debt products	618,024	552,847
Exclusiving contracts for banking services	586,460	557,328
Advance of private pensions sponsor contributions	212,149	221,610
Other	56,744	77,194
Total	1,541,227	1,466,429
Current	452,867	482,227
Long-term	1,088,360	984,202

9. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos Brasileiros S.A.

	September 30,	June 30,
	2008	2008
Information on investment for the period
Number of shares held (with no par value)
Common	1,467,184,984	1,467,184,984
Preferred	156,155,291	156,864,536
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.154	58.150
Stockholders’ equity	12,919,132	12,696,646
Capital	11,000,000	8,000,000

Net income for the quarter	703,536	756,782
Net income for the period	2,201,013	1,497,477

Investment value	7,512,966	7,383,056

Equity in results for the quarter	392,268	417,551
Equity in results for the period	1,218,412	826,144
____________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income.

							Adjusted net income		Equity in results adjustments

	Number of shares						Quarter	Nine-month	Quarter	Nine-month
	or quotas (in thousands)		Percentage	Adjusted	Investment amount		ended	ended	ended	ended

	direct and indirect		holding (%)	stockholders	September	June	September	September	September	September

	Common	Preferred	Consolidated	equity	30, 2008	30, 2008	30, 2008	30, 2008	30, 2008	30, 2008
Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Segur os	54,214	-	49.99 9	80,41 4	40 ,2 06	43,57 0	(4,096)	6 ,472	(2,048)	3,2 36
BIU Participações S.A.	225	-	24.49 2	178,00 5	43 ,5 97	40,71 9	1 1,754	28 ,021	2,879	6,8 63
Other					12 ,6 55	13,21 1	-	-	18	8 01
Total					96,458	97,500			849	10,900

The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

					Adjusted net income

	Number of shares				Quarter	Nine-month
	or quotas (in thousands)		Percentage	Adjusted	ended	ended
	direct and indirect		holding (%)	stockholders	September	September

	Common	Preferred	Consolidated	equity	30, 2008	30, 2008
Investments of Unibanco

Subsidiary companies
Dibens Leasing S.A . - Arrendamento Mercantil (1)	819,143	-	99.999	8,515,225	251,809	654,909
Unipart Participações Internacionais Ltd. (2)	6,438	-	100.000	3,932,661	(70,287)	(179,336)
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	2,030,550	169,816	312,795
Banco Fininvest S.A .	8	2	100.000	1,569,456	(6,586)	11,436
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	1,679,465	83,275	267,434
Banco Dibens S.A. (3)	23,183,982	-	100.000	579,633	24,599	41,470
Unibanco Companhia de Capitalização	4,194	-	100.000	411,828	70,185	84,640
Banco Único S.A. (4)	4,351,576	4,351,576	100.000	406,733	6,733	22,374
Interbanco S.A. (5)	1,491,801	-	99.999	247,716	34,969	76,636
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S .A. (6)	8,060	4,955	100.000	176,770	1,124	1,514
AIG B rasil Companhia de Seguros	54,214	-	49.999	80,414	(4,096)	6,472
Jointly controlled companies
Maxfácil Participações S.A.	11	-	49.986	196,251	4,143	10,855
Banco Investcred Unibanco S.A. - (PontoCred)	95	-	49.997	139,800	(1)	4,356
Companhia Hiportecária Unibanco - Rodobens (7)	6,055	-	50.000	26,027	1,394	4,002
Main direct and indirect, jointly controlled
subsidiaries companies invested by:
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	917,664	40,120	94,565
Unibanco Cayman Bank Ltd.	26,340	-	100.000	781,862	80,294	15,788
Unibanco União de Bancos Brasileiros (Luxembourg) S.A .	200	-	99.999	166,947	4,267	9,584
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	42,354	15,408	36,618
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	330,595	23,475	54,487
Unibanco AIG Saúde Seguradora S.A. (8)	23,995	-	99.999	62,707	(823)	6,387
UASEG Seguros S.A.	14,400	-	99.999	16,927	303	800
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	34,865	(18,406)	(38,038)
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	917,664	40,120	94,565
Dibens Leasing S.A. - Arrendamento Mercantil
Unibanco Participações Societárias S.A.	8,883	6,218	51.000	3,347,728	82,732	259,545
Redecard S.A	156,201	-	23.211	827,846	281,831	816,530
Provar Negócios de Varejo Ltda. (9)	119,778,693	-	99.993	1,304,188	21,649	106,965
____________________
(1) In June 2007, Unibanco admitted a non financial company of the Deutsche group as a minority shareholder in a non-financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority shareholder became a holder of 49% of the total capital of UPS which has the business purpose of participation in Unibanco’s non-financial subsidiaries. See Note 26.

(2) In June 2008, approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amount of US$588,912 represented by 588,912 shares, totally paid by Unibanco.

(3) The Extraordinary Shareholders´meeting held in July 2008, approved the increase of capital, in the amount of R$78,856, through the issue of 3,098,472,089 common shares, with no par value, originated by the absorption of the split-up of Unibanco – Banco de Investimentos do Brasil´ (“BIB”) (actual social denomination of Banco Único S.A.) equity. The change is pending of the approval of Brazilian Central Bank.

(4) The Extraordinary Shareholders´meeting held in April 2008, approved the increase of capital, in the amount of R$20,706, with no shares issued, capitalizing the earnings of 2007 and reserves. The Brazilian Central Bank approved in April, 2008. The Extraordinary Shareholders´meetings held in July 2008, approved (i) the increase of capital in the amount of R$174,216, through the private issue of 3,166,357,881 shares being 1,583,178,941 common shares and 1,583,178,940 preferred shares, with no par value; (ii) denomination changed to Unibanco Banco de Investimentos do Brasil S.A.; (iii) capital reduction in the amount of R$78,856, with no change in the number of shares, by the transfer of part of the equity to Banco Dibens and (iv) increase of capital in the amount of R$81,935, with no shares issued by capitalization of the reserves. These changes are pending of the approval of the Brazilian Central Bank.

(5) The Ordinary Shareholders´meeting held in April 2008, approved the increase on capital, in the amount of Gs1 467,360, represented by 1,467,360,000 shares.

(6) The Extraordinary Shareholders´meeting held in September 2008, approved the change of the social denomination to Unibanco Securities – Corretora de Valores Mobiliários e Câmbio S.A. The change is pending of the approval of Brazilian Central Bank.

(7) The Extraordinary Shareholders´meeting held in March 2008, approved the increase of capital in the amount of R$1,750, with no shares issued, capitalizing the earnings of 2007. The Brazilian Central Bank approved the increase in the capital in June 2008.

(8) The Extraordinary Shareholders´meeting held in April 2008, approved the increase of capital in the amount of R$11,803, through the private issue of 3,995,140 common shares, with no par value.

(9) In August 2008, the Change and Consolidation of Statutes Agreement, changed the social denomination of Fininvest – Negócios de Varejo Ltda.,to Provar Negócios de Varejo Ltda.

(c) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years. The goodwill balance shown in the Consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized				Amortization

			Quarter	Nine-month	Quarter	Nine-month
			ended	ended	ended	ended
	September	June	September	September	September	September
	30, 2008	30, 2008	30, 2008	30, 2008	30, 2007	30, 2007
Hipercard	34,560	55,296	20,736	62,208	20,736	62,208
Hipercard Investimentos	-	-	-	-	8,958	26,874
Maxfácil	49,881	54,156	4,275	12,826	4,275	12,826
Other	56,453	58,703	8,581	34,796	10,853	34,643
Total	140,894	168,155	33,592	109,830	44,822	136,551

10. Fixed Assets

		Consolidated

	September	June 30,
	2008	2008
Land and building	611,381	616,328
Other fixed assets	1,780,281	1,694,998
Accumulated depreciation	(1,458,886)	(1,421,069)
Total	932,776	890,257

11. Deposits

				Consolidated

	September 30, 2008			June 30, 2008

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	3,375,925	-	3,553,490	-
Savings deposits	7,265,666	-	8,516,589	-
Interbank deposits	848,752	1,911	1,532,963	28,161
Time deposits	17,827,135	24,766,988	14,619,516	21,599,161
Other deposits	87,887	-	93,986	-
Total	29,405,365	24,768,899	28,316,544	21,627,322

12. Resources from Securities Issued

				Consolidated

	September 30, 2008			June 30, 2008

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Real estate notes, mortgage notes,
credits and similars	4,231,827	289,251	3,138,311	218
Debentures	116,213	1,917,748	198,065	2,808,729
Securities abroad	1,812,747	243,322	1,264,211	278,578
Total	6,160,787	2,450,321	4,600,587	3,087,525

(a) Real estate notes, mortgage notes, credits and similar

(i) The real estate notes in the amount of R$1,923,409 (June 30, 2008 – R$986,194), are restated, being paid up to 93% of interbank interest rate and maturing up to august 2010.

(ii) Agribusiness credit bills in the amount of R$2,420,319 (June 30, 2008 – R$2,005,023), being paid up to 93% of interbank interest rate and maturing up to May 2011.

(b) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in to January 2023.

Debentures pledge schedules are restated, bearing interest up to 106% of interbank interest rate or fixed interest rate up to 14,2% with maturity up to January 2020.

(c) Securities Abroad - Euronotes

			Consolidated

		September 30,	June 30,
Maturity	Currency	2008	2008
Less than 3 months	US$	447,723	271,510
	EUR	13,471	10,790
	R$	67,384	106,041
	YEN	323,832	-
		852,410	388,341
From 3 to 12 months	US$	806,079	463,987
	EUR	7,340	12,323
	R$	140,280	117,969
	YEN	-	269,267
		953,699	863,546
From 1 to 3 years	US$	47,157	52,016
	R$	179,691	185,816
		226,848	237,832
From 3 to 5 years	US$	-	2,893
		-	2,893
From 5 to 15 years	US$	6,757	34,486
	R$	1,891	1,776
		8,648	36,262
Total		2,041,605	1,528,874

The average interest of issues in foreign currency was 4.46% (June 30, 2008 – 4.83%) per annum.

(d) The other issues totaled R$14,464 (June 30, 2008 - R$13,915) with maturities up to September 2010 and an average interest rate of 5.52% (June 30, 2008 - 5.30%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to April 2018, with an average interest rate of 4.27% (June 30, 2008 – 4.30%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

Unibanco Holdings and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from the quarter ended June 30, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, and protests of notes considered not due and economic plans. As from the quarter ended June 30, 2007, the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provided. The claims considered as legal liabilities have, a remote or possible risk of loss in accordance with the opinion of legal advisors. On September 30 , 2008, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$3,551,016 (June, 2008 - R$3,376,937), mainly: (i) Profit Participation Program – PIS and Tax and Social Security Financing – COFINS on interest on own capital in the amount of R$269,331 (June 30, 2008 - R$233,222) in Unibanco Holdings and in Consolidated (ii) widening of the basis of calculation of PIS and COFINS by Law 9,718, in the amount of R$2,014,413 (June 30, 2008 - R$1,879,263); (iii) deductibility of interest and taxes whose payments are suspended, in the amount of R$387,781 (June 30, 2008 - R$385,244); and (iv) Social contribution on net income of non-employees companies in the amount of R$231,527 (June 30, 2008 – R$230,663).

The tax claims considered as legal liabilities have, possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not con sidered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, at September 30, 2008, amounted to R$1,126,657, net of tax effects, (June 30, 2008 – R$1,100,572) in Consolidated. These suits include disputes regarding:

(i) Collection of CPMF on leasing transactions in the amount of R$165,039 (June 30, 2008 - R$162,182);
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$158,351 (June 30, 2008 - R$157,049);
(iii) Deductibility of losses on credits receivables in the amount of R$123,313 (June 30, 2008 - R$122,228);
(iv) Social security contribution on non remunerated earnings in the amount of R$90,245 (June 30, 2008 - R$99,638);
(v) Profit from foreign country taxation criteria in the amount of R$104,510 (June 30, 2008 - R$96,249);
(vi) Tax losses deduction of affiliated companies without 30% restriction of R$67,392 (June 30, 2008 - R$66,794);
(vii) Rejection of compensation request – R$77,415 (June 30, 2008 – R$63,814); and
(viii)ISS taxation on leasing operations in the amount of R$23,321 (June 30, 2008 - R$22,504).

Provisions recorded and their movements in the quarter are as follow:

	Parent Company			Consolidated

	September 30,	June 30,	September 30,	June 30,
Balance sheet	2008	2008	2008	2008
Tax litigation (1)	269,331	233,222	3,551,016	3,376,937
Labor litigation (2)	-	-	798,334	772,180
Civil litigation (2)	-	-	500,453	497,295
Total	269,331	233,222	4,849,803	4,646,412
__________________
(1) Recorded in Other liabilities- Provision for tax contingencies.
(2) Recorded in other liabilities - Sundry (Note 15 (d))

	Parent Company		Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Movements in the period	30, 2008	30, 2008	30, 2008	30, 2008
Balance at the beginning of the period	233,222	217,878	4,646,412	4,309,796
Increases	30,034	35,924	283,419	934,997
Releases	-	-	(22,965)	(163,276)
Interest/Monetary adjustment	6,075	15,529	59,185	159,801
Payments	-	-	(116,248)	(391,515)
Balance at the end of the period	269,331	269,331	4,849,803	4,849,803

15. Other Liabilities

				Consolidated

	September 30, 2008			June 30, 2008

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and
other contributions	2,437,005	-	1,323,025	-
Foreign exchange portfolio	4,716,750	8,082	6,540,918	2,481
Social and statutory	560,170	-	875,096	-
Allowance for tax contingencies	-	4,179,155	-	3,376,937
Taxes and social security	1,041,327	-	1,258,166	398,467
Negotiation and intermediation
of securities	529,772	48,452	886,164	171,094
Technical provision for insurance,
retirement and annuity products	11,319,148	636,133	11,136,635	614,455
Subordinated debt	26,346	7,600,041	13,159	6,740,136
Payable to merchants-credit card	-	-	4,008,370	-
Sundry	6,654,900	3,331,297	2,531,093	3,101,386
Total	27,285,418	15,803,160	28,572,626	14,404,956

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$4,299,963 (June 30, 2008 – R$4,964,627) of obligations for exchange purchased, R$2,461,863 (June 30, 2008 – R$3,257,887) of unsettled exchange sales and R$(2,037,211) (June 30, 2008 – R$(1,679,306)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	September	June 30,	September	June 30,	September	June 30,	September	June 30,
	2008	2008	2008	2008	2008	2008	2008	2008
Provision for unearned premium	1,025,016	1,034,494	1	-	-	-	1,025,017	1,034,494
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	254,644	259,954	1,923	1,801	-	-	256,567	261,755
Mathematical provision
benefits to be granted	597,703	631,084	7,915,796	7,711,395	-	-	8,513,499	8,342,479
Mathematical provision
for benefits granted	5,360	5,243	481,033	460,565	-	-	486,393	465,808
Unsettled claims	531,566	516,487	14,188	14,235	-	-	545,754	530,722
Provision for draws
and redemptions	-	-	-	-	833,363	811,476	833,363	811,476
Other provisions	7,546	8,167	279,631	275,086	7,511	21,103	294,688	304,356
Total of technical provision	2,421,835	2,455,429	8,692,572	8,463,082	840,874	832,579	11,955,281	11,751,090
Short-term	2,421,778	2,455,359	8,056,496	7,848,697	840,874	832,579	11,319,148	11,136,635
Long-term	57	70	636,076	614,385	-	-	636,133	614,455

(c) Subordinated debt

				Consolidated

			Remuneration	September 30,	June 30,
	Issue	Maturity	per annum	2008	2008
Step-up subordinated callable notes (1)	December 2003	December 2013	7.375%	372,368	303,748
Line of credit (2)	December 2004	December 2009	2.00%	291,235	239,026
Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Indeterminated	8.7%	971,491	807,876
Subordinated time deposits (4)	December 2002	December 2012	102.25% of CDI	541,278	523,922
Subordinated time deposits (5)	November 2003	November 2013	102% of CDI	79,544	77,026
Subordinated time deposits (6)	December 2006	December 2016	CDI + 0.47%	613,474	593,756
Subordinated time deposits (7)	May 2007	May 2012	103.9% of CDI	1,644,310	1,591,320
Subordinated time deposits (7)	July 2007	July 2012	CDI + 0.38%	484,419	468,959
Subordinated time deposits (7)	August 2007	August 2012	CDI + 0.38%	227,842	220,570
Subordinated time deposits (7)	August 2007	August 2014	CDI + 0.46%	57,013	55,182
Subordinated time deposits (7)	October 2007	October 2012	IGPM + 7.33%	349,747	332,140
Subordinated time deposits (7)	October 2007	October 2012	103.8% of CDI	103,969	100,620
Subordinated time deposits (7)	October 2007	October 2014	IGPM + 7.35%	39,922	37,910
Subordinated time deposits (7)	October 2007	October 2012	CDI + 0.45%	502,326	486,209
Subordinated time deposits (7)	December 2007	December 2014	CDI + 0.60%	11,007	10,650
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	CDI + 0.60%	883,797	855,119
Subordinated time deposits (7)	1st quarter 2008	2st quarter 2013	106.5% of CDI	40,159	49,262
Subordinated time deposits (7)	2st quarter 2008	2st quarter 2013	107% of CDI	10,783	-
Subordinated time deposits (7)	3st quarter 2008	3st quarter 2015	119.8% of CDI	401,703	-
Total				7,626,387	6,753,295
Short-term				26,346	13,159
Long-term				7,600,041	6,740,136
_____________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007.
(5) Subordinated time deposits can be redeemed from November 2008.
(6) Subordinated time deposits can be redeemed from December 2011.
(7) Subordinated time deposits can not be redeemed prior to contractual maturity.

(d) “Other liabilities – sundry”, includes, substantially the sale of rights of receipt of future flow of payment orders abroad in the amount of R$2,002,636 (June 30, 2008 – R$1,686,614); provision for labor and civil litigations in the amount of R$1,298,787 (June 30, 2008 - R$1,269,475); payable related to insurance companies in the amount of R$464,477 (June 30, 2008 - R$598,820), provisions for payroll and administrative expenses in the amount of R$1,021,355 (June 30, 2008 - R$958,339); real estate financing credits to release in the amount of R$179,923 (June 30, 2008 – R$160,255), official covenants liabilities in the amount of R$112,885 (June 30, 2008 - R$106,844) and accounts payable for purchase of assets in the amount of R$93,220.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar non-listed entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended September 30, 2008, the company sponsor contributions totaled R$14,505 (Nine-month ended September 30, 2008 – R$35,319 in Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are in accordance with the limit established of 10%.

Up to September 30, 2008, the options activity was as follows:

Single Options

		Vesting period until	Exercise period until	Exercise price per Unit (R$) (IPCA)
Insuance					Quantity

N º	Date				Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	560,000	-	-
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	240,000	206,000	-
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,762,602	1,244,000	457,398
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	3,482,177	2,073,987	669,836
17th to 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th to 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	400,000	120,000	80,000
21th t o 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	674,826	2	337,412
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,893	1,560,000	313,336	20,000	1,226,664
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 9,278	8,440,000	2,099,526	1,459,996	4,880,478
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10,869	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11,771	120,000	-	-	120,000
30th to 33rd	3rd quarter 2006	08.30.2011	08.29.2012	Up to 17,199	630,000	-	280,000	350,000
34th to 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 19,595	500,000	-	-	500,000
36th	2nd quarter 2008	05.14.2013	05.13.2014	Up to 24,349	120,000	-	-	120,000
Total					37,352,240	17,909,408	10,661,044	8,781,788

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after third quarter of 2004, was restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit price were adjusted in accordance with the issuance of bonus shares proposed in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Insuance	Quantity of	Exercise	Quant it y

Date	shareholders	period until	Granted	Cancelled	Not exercised
2nd semester 2007	51	09.03.2012	1,226,808	15,440	1,211,368
1st quarter 2008	53	03.03.2013	1,579,552	13,426	1,566,126
3rd quarter 2008	65	09.03.2013	1,747,788	-	1,747,788
TOTAL			4 ,554 ,148	28,866	4 ,525,282

The exercise price of these Bonus Units is linked to the achievement of the individual objectives maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	September 30, 2008			June 30, 2008

	Outstanding shares	Treasury
		stocks	Total	Total
Common	553,735,904	-	553,735,904	553,735,904
Preferred	1,069,604,412	20,247,371	1,089,851,783	1,089,851,783

Total	1,623,340,316	20,247,371	1,643,587,687	1,643,587,687

Preferred shares carry no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per 20 (twenty) shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) it will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market. On September 30, 2008, the market value of Units was R$19.45.

On May 29, 2008, the Board of Directors approved the change in the Global Depositary Shares (GDSs).

Each GDS, that represents 10 (ten) Units currently, will represent 2 (two) Units. This change is pending on the approval of Brazilian Securities Commission. Whilst CVM does not approve, GDS’s units keep continue to be traded as 10 (ten) Units.

The Extraordinary Shareholders Meeting held on July 16, 2008, approved and confirmed the capital increase in the amount of R$1,744,510 through the capitalization of R$1,467,786 of equalization of equity reserve (statutory reserves) and R$276,724 of revenue reserve to realize, by issue of 164,358,768 bonus stock to the stockholders, comprising 55,373,590 common shares and 108,985,178 preferred shares in the proportion of 1 shares per 10 shares owned. According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost ascribed to the bonus stock was R$10.614037 and R$21.299488 for Units.

The treasury stock will be bonus if under the condition of the Brazilian Securities Commission (CVM) and Brazilian Central Bank in accordance with the information submitted to CVM on July 7, 2008. If CVM refuses this possibility, the Board of Directors will determine, based on number of outstanding shares in on the base date, (i) the number of shares to be issued following the bonus share issued, (ii) the new number of shares that will comprise their capital stocks, including the authorized capital and (iii) the unit cost will be given to bonus shares, that will be adjusted to share number issued factually, being realized to stockholders by market release.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend, in each corporate year, an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

During the nine-month period ended September 30, 2008, was provisioned R$132,853 of interest on own capital, calculated in accordance with article 9° of Law no. 9249/95, generating a fiscal benefit by deductibility in the amount of R$53,141. The amount paid, will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax.

In September 2008 the Board of Directors approved the payment of interest on capital to the shareholders in the amount of R$54,810, related to the third quarter of 2008, amounting to R$0.0338 (R$0.0287 net of applicable tax) per common share and R$0.0338 (R$0.0287 net of applicable tax) per preferred share. The payment was realized on October 31, 2008.

The Unit had interest on own capital of R$0.0765 (R$0.0650 net of applicable tax), being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.7647 (R$0.6500 net of applicable tax).

On July 2008 the Board of Directors approved the payment of interest on capital to the shareholders, previously provisioned in the gross amount of R$222,104, comprising interest on own capital related to the second quarter of 2008, in the amount of R$54,790 and complementary interest on own capital distributed related to the six-month period ended June 2008, in the amount of R$167,314, comprising R$0.1368 (R$0.1163 net of applicable tax) per common share and R$0.1368 (R$0.1163 net of applicable tax) per preferred. The payment of interest on own capital was on July 31, 2008.

The Unit had interest on own capital of R$0.3121 (R$0.2653 net of applicable tax), being R$0.1368 (R$0.1163 net of applicable tax) from Unibanco Holdings and R$0.1753 (R$0.1490 net of applicable tax) from Unibanco. The GDR had interest on capital of R$3.1215 (R$2.6533 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	September 30,	June 30,
	2008	2008
Legal reserve	391,050	391,050
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
Stock	54,687	1,522,473
ii) Special dividends reserve	36,603	36,603
Statutory reserve to realize	-	276,724
Total	482,340	2,226,850

(e) Treasury stock

On October 24, 2008 was announced the supplement of the Repurchase Program Shares of February 13, 2008. The Board of Directors of both Unibanco Holdings and Unibanco approved the new limit of the acquisition of shares for the purpose of maintaining these shares in treasury from 20,000,000 of Units to 40,000,000 of Units for further sale or cancellation, without reducing the share capital of Unibanco and Holdings Unibanco. Unibanco Holdings’ Executive Board shall decide the timing and volume of the acquisitions. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other broker that comes to be defined by the Unibanco´s Executive Board.

In the repurchase program shares of Unibanco Holdings are acquired by Unibanco, by utilizing revenue reserves, for subsequent exchange for its own shares.

During the quarter ended September 30, 2008, in accordance with the Stock option program (Note 16(b)), the following changes in treasury stock occurred:

	September 30, 2008		June 30, 2008

	Quantity of	R$	Quantity of	R$
	shares	thousands	shares	thousands
Balance at the beginning
of the period	19,538,126	126,098	18,933,276	122,194
Treasury stocks exchanged	709,245	4,577	604,850	3,904
Balance at the end of the period	20,247,371	130,675	19,538,126	126,098

The average cost per share was R$19.27 per repurchased Units. The minimum and maximum price per share were R$16.84 and R$20.74, respectively.

(f) Changes in stockholders’ equity

	Quarter ended,	Nine-month ended
	September 30,	September 30,
	2008	2008
Beginning balance	7,489,533	6,970,559
Revaluation reserve of subsidiary companies	57	(1,035)
Fair value adjustments - marketable securities
and derivatives, net of applicable tax	(103,329)	(95,080)
Conversion of UBB stocks for Unibanco Holdings stock	(4,578)	(8,862)
Net income for the period	380,511	1,177,104
Interest on own capital proposed	(132,853)	(413,345)
Balance ended	7,629,341	7,629,341

18. Revenues from service fees

The charges from services rendered collecting was regulated by National Monetary Council Resolution nº 3,518, applied since April 2008, with the application to rules they laid down. The revenues components are disclosured following this resolution since 2007 for the purpose of better comparability.

Components of the revenues from services rendering by type:

				Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30 , 2008	30, 2008	30, 2007	30, 2007
Current account	171,690	568,338	184,148	544,130
Credit cards	240,474	749,659	238,288	683,860
Credit portfolio and warranties rendered	96,968	319,589	107,736	265,865
Receiving services	82,923	262,284	95,667	295,106
Funds and third-party resources management	72,324	229,960	87,944	256,942
Brokering and structured operations	45,325	139,758	69,778	152,362
Other charges and comission	120,398	289,360	98,287	342,929
Redecard remaining investment	55,164	156,691	43,640	130,898
Subtotal	885,266	2,715,639	925,488	2,672,092
Redecard investment sale	-	-	-	32,000
Total	885,266	2,715,639	925,488	2,704,092

19. Other Operating Income and Expenses

(a) Financial income

			Parent Company

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2008	30, 2008	30, 2007	30, 2007
Monetary correction of income receivable	13,700	34,897	8,654	22,077
Total	13,700	34,897	8,654	22,077

(a) Other operating income

			Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2008	30, 2008	30, 2007	30, 2007
Dividends/retained earnings received from other investments	23,601	38,148	627	3,560
Income System Fácil - Tamboré	3,551	10,622	3,549	11,855
Revenues from recovery charges and expenses	4,606	15,944	2,908	12,920
Other income Redecard	5,538	15,712	4,785	37,478
Operating income from insurance companies	6,350	15,694	4,716	12,674
C ontractual fire/Break of contract	14,999	47,363	1,570	5,158
Indemnity from correspondent banks and collections	22,614	47,439	-	-
Other	12,187	54,051	25,751	60,680
Total	93,446	244,973	43,906	144,325

(c) Other operating expenses

	Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
	30, 2008	30, 2008	30, 2007	30, 2007
Provision for labor and civil litigations	110,882	348,950	125,947	363,147
Correspondent banks and commision expenses	73,826	195,339	66,847	189,894
Credit card, payments and extracts expenses	42,458	129,490	35,594	83,014
Operating losses	60,375	160,982	41,802	112,745
Amortization of goodwill on subsidiaries acquired	33,592	109,830	42,347	134,476
Expense related to checks and billing, net	27,685	87,887	40,054	121,932
Bonus, CPMF and bank preference	9,365	32,732	15,035	38,627
Reference file informations	14,123	40,578	10,474	34,517
Other	64,235	216,171	88,702	112,362
Total	436,541	1,321,959	466,802	1,190,714

20. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

	Parent Company

	June 30,			September 30,
	2008	Increase	Realization	2008
Other provisions not currently deductible	87,687	6,925	-	94,612
Subtotal	87,687	6,925	-	94,612
Deferred tax obligations	(13,440)	8,881	-	(4,559)
Net deferred tax assets	74,247	15,806	-	90,053
Deferred tax assets	87,687	-	-	94,612
Deferred tax liabilities	13,440	-	-	4,559

	Parent Company

	December 31,			September 30,
	2007	Increase	Realization	2008
Other provisions not currently deductible	74,131	20,481	-	94,612
Subtotal	74,131	20,481	-	94,612
Deferred tax obligations	-	(4,559)	-	(4,559)
Net deferred tax assets	74,131	15,922	-	90,053
Deferred tax assets	74,131	-	-	94,612
Deferred tax liabilities	-	-	-	4,559

				Consolidated

	June 30,			September 30,
	2008	Increase	Realization	2008
Allowance for credit losses	995,840	148,578	81,378	1,063,040
Other provisions not currently deductible	2,111,586	439,582	203,298	2,347,870
Tax loss and negative basis of social contribution carry-forwards	480,835	282,140	-	762,975
Social contribution carry-forwards (Provisional Measure 2158-35)	376,546	38,615	-	415,161
Subtotal	3,964,807	908,915	284,676	4,589,046
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	60,730	125,870	-	186,600
Deferred tax obligations	(629,713)	(181,759)	-	(811,472)
Net deferred tax assets	3,395,824	853,026	284,676	3,964,174
Deferred tax assets	4,025,537			4,775,646
Deferred tax liabilities	629,713			811,472

				Consolidated

	December 31,			September 30,
	2007	Increase	Realization	2008
Allowance for credit losses	876,629	586,692	400,281	1,063,040
Other provisions not currently deductible	1,753,614	1,435,177	840,921	2,347,870
Tax loss and negative basis of social contribution carry-forwards	377,357	442,321	56,703	762,975
Social contribution carry-forwards (Provisional Measure 2158-35)	442,485	-	27,324	415,161
Subtotal	3,450,085	2,464,190	1,325,229	4,589,046
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	48,183	138,462	45	186,600
Deferred tax obligations	(276,869)	(534,603)	-	(811,472)
Net deferred tax assets	3,221,399	2,068,049	1,325,274	3,964,174
Deferred tax assets	3,498,268			4,775,646
Deferred tax liabilities	276,869			811,472

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2008, the expected realization of deferred taxes is as follows:

	Parent Company	Consolidated

		Social contribution
		(Provisional
Year	Total	Measure 2.158-35)	Other	Total
2008	5	10,644	427,749	438,393
2009	5	52,537	955,037	1,007,574
2010	47,304	75,566	878,599	954,165
2011	47,298	27,715	717,034	744,749
2012	-	49,625	379,635	429,260
2013 to 2018	-	199,074	815,831	1,014,905
Total	94,612	415,161	4,173,885	4,589,046

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$78,463 in Parent Company and R$3,798,476 in Consolidated.

(b) Income tax and social contribution income (expenses)

			Parent Company

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2008	2008	2007	2007
Income before income tax and social contribution, net of proft sharing and non-recurring events (i)	385,601	1,192,096	654,874	1,423,050
Income tax and social contribution expenses at a rate of 25% and 9%	(131,104)	(405,313)	(222,657)	(483,837)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	133,371	414,260	227,274	496,479
Interest on capital paid , net	(7,363)	(23,806)	(9,678)	(25,598)
Permanent differences (net)	6	(133)	(36,894)	(36,863)
Income tax and social contribution for the period	(5,090)	(14,992)	(41,955)	(49,819)

			Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2008	2008	2007	2007
Income before income tax and social contribution, net non-recurring events and proft sharing (i)	251,935	2,414,251	848,612	2,524,668
Income tax and social contribution expenses at a rate of 25% and 9%	(85,658)	(820,845)	(288,528)	(858,387)
Effects of social contribution nominal rate rising to 6% for Bank debt securities and insurance companies since May 2008 (ii)	4,915	(57,735)	-	-
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	368,243	229,615	(52,779)	(168,439)
Interest on capital paid , net	105,861	319,701	113,379	295,247
Tax credit set up on C SLL interest rate differe	84,255	84,255	-	-
Permanent differences (net)	31,624	204,241	(7,145)	57,065
Income tax and social contribution for the period	509,240	(40,768)	(235,073)	(674,514)
_______________
(i) In 2007, net of non-recurring events.
(ii) The Law nº 11,727 of June 2008, approved the tax measure that increases the rate of Social Contribution on the net income – CSLL from 9% to 15% of the taxable income, of the financial sector, insurance company and capitalization from May 1, 2008. In failure of a Direct Claim of Unconstitutionality at the Supreme Court, its effects shall be annulled and the related to the increase in the social contribution rate, which corresponds to an amount of R$410,702 net of deferred liabilities. From the beginning of the rise incidence on tax rate, in September 2008, has been constituted the correspondent tax credit.

21. Commitments and Guarantees

		Consolidated

	September 30,	June 30,
	2008	2008
Co-obligation and risks for guarantees
provided	17,778,619	15,996,636
Assets under management (mainly mutual
investment funds)	55,642,230	64,351,588

22. Related-Party Transactions (Parent Company)

	September 30,	June 30,
	2008	2008
Assets
Cash and due from banks	1	2
Financial application
.Debentures	56,057	54,311
.Interbank deposits	238,831	198,263
Interest on own capital	158,621	265,171
Liabilities
Sundry	-	4

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2008	2008	2007	2007
Revenues
Other operating income (Note 19(a(i)))	6,968	16,411	4,736	13,043
Expenses
Personnel and other administrative expenses	3	19	9	28

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the quarterly information compared with the respective fair value are as follows:

			Consolidated

	September 30, 2008		June 30, 2008

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	6,169,505	6,175,695	6,287,667	6,276,665
Marketable securities	33,078,090	33,349,511	30,285,660	30,585,607
Lending operations	54,445,115	54,503,562	50,802,213	50,879,093

Liabilities
Interbank deposits	850,663	850,663	1,561,123	1,561,122
Time deposits	42,832,930	42,841,956	36,416,891	36,433,812
Real estate notes, mortgage notes, credits and similar	4,521,078	4,458,200	3,138,529	3,197,185
Debentures	2,033,986	2,037,868	3,006,818	3,011,775
Resources from securities issued abroad	2,056,069	2,099,024	1,542,789	1,594,698
Derivatives, net	901,219	901,219	1,457,004	1,457,004
Subordinated debt	7,626,387	7,573,671	6,753,295	6,783,198
Other liabilities (Note 15(c))	2,002,636	1,991,724	1,686,614	1,706,082
Treasury stocks	130,675	196,906	126,098	233,381

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 30, 2008 on the São Paulo Stock Exchange.

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branch and subsidiaries include the accounts of the foreign branch (Unibanco Grand Cayman), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	31,037,880	25,402,061
Cash and due from banks	2,260,440	1,813,738
Interbank investments	2,199,030	2,195,091
Marketable securities	19,672,781	16,399,044
Interbank accounts	296,735	226,042
Lending and leasing operations	5,635,357	4,256,058
Other credits and other assets	973,537	512,088
Permanent assets	184,207	142,456
Total	31,222,087	25,544,517

Liabilities
Current and long-term liabilities	25,955,223	21,005,679
Deposits	6,437,281	4,459,428
Securities sold under repurchase agreements	3,119,298	2,394,516
Resources from securities issued	1,833,266	1,482,792
Interbank accounts	87,492	65,008
Borrowings and onlending	5,960,370	4,746,654
Derivative financial instruments	4,781,161	4,399,236
Other liabilities	3,736,355	3,458,045
Deferred income	22,486	18,551
Minority interest	4	3
Stockholders’ equity	5,244,374	4,520,284
Total	31,222,087	25,544,517

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Revenue from financial intermediation	252,187	751,458	253,066	1,000,657
Expenses on financial intermediation	(270,077)	(593,502)	(177,834)	(645,242)
Provision for credit losses	(4,877)	(17,346)	(331)	(4,073)
Services rendered	18,866	61,351	19,782	57,223
Salaries, benefits, training and social security and other administrative expenses	(39,016)	(83,573)	(16,812)	(50,952)
Financial transaction and other taxes	(872)	(1,799)	(207)	(1,172)
Other operating income (expenses)	3,575	(9,137)	(14,476)	(44,250)
Operating income, net	(40,214)	107,452	63,188	312,191
Results from non-recurring events	-	-	-	(29,670)
Non-operating income, net	(1,083)	446	(313)	(1,785)
Income tax and social contribution	(13,830)	(32,796)	(1,529)	(6,702)
Minority interest	(1)	(3)	(1)	(2)
Net income for the period	(55,128)	75,099	61,345	274,032

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., and UASEG S.A.:

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	13,453,394	13,306,649
Cash and due from banks	35,991	45,124
Marketable securities	11,591,149	11,373,386
Insurance credits and re-insurance	1,268,628	1,386,679
Other credits and other assets	557,626	501,460
Permanent assets	387,564	391,773
Total	13,840,958	13,698,422

Liabilities
Current and long-term liabilities	12,161,466	12,037,152
Technical provisions for insurance	2,421,835	2,455,429
Technical provisions for retirement plans	8,692,572	8,463,082
Other liabilities	1,047,059	1,118,641
Deferred income	27	96
Stockholders’ equity	1,679,465	1,661,174
Total	13,840,958	13,698,422

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Retained premiums	836,329	2,383,964	572,043	2,157,833
Changes in technical reserves of insurance	(100,001)	(263,796)	51,101	(406,939)
Gains premiums	736,328	2,120,168	623,144	1,750,894
Retained insurance clains	(316,341)	(910,080)	(264,098)	(764,651)
Acquisition costs and other	(268,757)	(768,050)	(229,822)	(594,399)
Other operating income and expenses	(120,892)	(183,931)	(45,692)	(159,252)
Income from contributions and premiums	14,390	37,369	440,826	474,117
Risk coverage income	76,181	235,493	77,772	226,124
Changes in other technical provisions for insurance	(4,825)	(18,395)	(4,984)	(14,692)
Profit tax and other taxes management	22,070	63,667	16,733	45,960
Benefits and redem ptions expenses	(44,706)	(142,493)	(489,016)	(605,241)
Acquisition costs and other	(15,853)	(45,753)	(15,063)	(41,477)
Other operating income and expenses	47,557	(18,205)	(4,341)	(12,625)
Administrative expenses	(85,101)	(240,208)	(76,287)	(226,198)
Financial transaction and other taxes	(25,033)	(62,671)	(21,168)	(52,587)
Financial result	75,734	209,150	65,684	192,455
Equity result	26,040	75,302	24,357	82,378
Operating income, net	116,792	351,363	98,045	300,806
Non-operating income, net	967	1,901	(1,107)	2,431
Operating income, net	117,759	353,264	96,938	303,237
Income tax	(19,278)	(48,949)	(19,860)	(51,246)
Social contribution	(7,125)	(17,860)	(7,181)	(17,761)
Other	-	-	-	(3,307)
Profit sharing	(8,081)	(19,021)	(6,338)	(19,689)
Net income for the period	83,275	267,434	63,559	211,234

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A., Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. and Empresa Brasileira de Captura de Transações Eletrônicas Ltda.:

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	8,592,211	8,472,706
Cash and due from banks	13,424	2,418
Interbank investments	327,104	5,777
Marketable securities	162,117	168,787
Interbank and interdepartmental accounts	26,664	42,373
Lending operations	3,353,277	3,591,839
Deferred tax and prepaid taxes	750,377	740,794
Other credits and other assets	3,959,248	3,920,718
Permanent assets	237,515	260,812
Total	8,829,726	8,733,518

Liabilities
Current and long-term liabilities	6,252,932	6,162,582
Deposits	877,523	1,125,444
Borrowings and onlendings	164,667	129,017
Resources from securities issued	193,387	164,001
Interbank and interdepartmental accounts	164	92
Derivative financial instruments	-	19,316
Taxes, social securities and provision for	536,138	456,097
Other liabilities	4,481,053	4,268,615
Minority interest	354,091	338,610
Stockholders’ equity	2,222,703	2,232,326
Total	8,829,726	8,733,518

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Revenue from financial intermediation	771,938	2,154,063	365,387	1,475,051
Expenses on financial intermediation	(69,592)	(127,475)	(52,720)	(159,382)
Provision for credit losses	(169,008)	(630,580)	(135,205)	(373,941)
Services rendered	202,022	635,942	138,111	473,569
Salaries, benefits, training and social security and other administrative expenses	(222,192)	(657,119)	(78,008)	(463,472)
Acquisition costs and other	(73,180)	(220,348)	(51,114)	(158,456)
Financial transaction and other taxes	(57,168)	(212,917)	(19,596)	(118,296)
Other operating income (expenses)	(87,514)	(234,673)	(105,326)	(278,870)
Operating income, net	295,306	706,893	61,529	396,203
Results from non-recurring events	-	-	-	(116,035)
Non-operating income, net	(63)	18,521	1,110	7,363
Income tax and social contribution	(40,095)	(173,547)	(19,001)	(124,124)
Profit sharing	(4,436)	(13,061)	62	(8,627)
Minority interest	(15,481)	(36,489)	(12,502)	(22,699)
Net income for the period	235,231	502,317	31,198	132,081

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A., Fininvest – Negócios de Varejo Ltda., Microinvest S.A. Sociedade de Crédito a Microempreendedor (82.4%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A.:

	September 30,	June 30,
Combined balance sheet	2008	2008
Assets
Current and long-term assets	5,580,377	5,629,473
Cash and due from banks	6,562	6,541
Interbank investments	215,352	307,957
Marketable securities	1,216,407	1,198,479
Interbank and interdepartmental accounts	24,360	26,034
Lending operations	2,470,874	2,503,386
Other credits and other assets	1,646,822	1,587,076
Permanent assets	147,882	155,291
Total	5,728,259	5,784,764

Liabilities
Current and long-term liabilities	2,545,119	2,629,273
Deposits	1,206,969	1,355,291
Interbank and interdepartmental accounts	3,382	2,028
Borrowings	1,192	903
Other liabilities	1,333,576	1,271,051
Deferred income	12,137	12,137
Minority interest	227,463	215,206
Stockholders’ equity	2,943,540	2,928,148
Total	5,728,259	5,784,764

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September	September	September	September
Combined statement of income	30, 2008	30, 2008	30, 2007	30, 2007
Revenue from financial intermediation	440,024	1,327,109	409,637	1,219,775
Expenses on financial intermediation	(38,482)	(110,171)	(34,235)	(108,554)
Provision for credit losses	(197,521)	(577,322)	(147,749)	(449,541)
Services rendered	141,577	391,213	128,800	371,891
Salaries, benefits, training and social security and other administrative expenses	(201,740)	(600,811)	(210,938)	(630,604)
Acquisition costs and other	(12,425)	(39,183)	(8,417)	(27,096)
Other operating income (expenses)	(54,391)	(164,495)	(45,266)	(129,503)
Financial transaction and other taxes	(29,959)	(6,467)	(37,001)	(110,003)
Operating income, net	47,083	219,873	54,831	136,365
Results from non-recurring events	-	-	1,577	(49,006)
Non-operating income, net	519	937	(1,762)	120
Income tax and social contribution	(15,815)	(71,894)	(15,946)	(22,224)
Profit sharing	(4,469)	(13,820)	(4,160)	(13,053)
Minority interest	(12,256)	(14,517)	(2,152)	141
Net income for the period	15,062	120,579	32,388	52,343

25. Other Information

(a) Assets leased to third parties, in the amount of R$14,586,029 (June 30, 2008 - R$12,717,550), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$13,435,778 (June 30, 2008 - R$11,875,892) and the residual value received in advance from these lessees amounts to R$5,839,378 (June 30, 2008 - R$5,048,305), classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At September 30, 2008, the insurance coverage on properties and other assets in use totaled R$720,901 (June 30, 2008 - R$843,566) in Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no. 16,669, and the CVM on May 2, 2008 the Instruction no. 469, providing guidance on the adoption of the new law in the financial statements and quarterly informations during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this quarterly information:

  Classification and mark-to-market criteria of the financial instruments (Note 5) and Circular Letters nº 3,068 and 3,082 of 2001 from Brazilian Central Bank - BACEN;
  The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments;
  Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no.1 approved by Deliberation CVM nº 527 of November 1, 2007;
  Disclosure of stock-based compensation, as in Note 16;
  Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices; and
  Maintenance of revaluation reserve held by controlled companies while not regulated by correspondent regulatory board.

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:

  Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published; and
  Valuation and accounting of stock option plans to be regulated by CVM.

Management will recognise the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) Material Fact

Taking into account the behavior of capital and financial markets in Brazil and abroad, on October 24, 2008, a Material Fact was published to advance the disclosure of the major economic-financial data detailed in this report. The Material Fact is available at the RI website (www.unibanco.com.br).

26. Results from Non-recurring Events

			2007

	Operational	Non-recurring	Total (1)
Changes in the investments of UPS subsidiary (Note 11(a) (1))	679,118	-	679,118
Sale of portion of investment in Serasa	-	284,725	284,725
Labor provision (Note 14)	(242,602)	-	(242,602)
C ivil provision (Note 14)	(182,688)	-	(182,688)
Tax provision (Note 14)	(146,447)	-	(146,447)
Provision for credit losses	(47,000)	-	(47,000)
Other provisions (2)	(141,706)	-	(141,706)
Results from non-recurring events	(81,325)	284,725	203,400
_____________________________
(1) The amounts are presented net of applicable taxes.
(2) Include, principally, provision for assets receivable financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

2007
O perating income before results from non-recurring events	1,983,526
Non-recurring events before tax effects	(561,706)
-
Operating income after non-recurring events	1,421,820

27. Subsequent Event

In October 2008, the Brazilian Central Bank approved the transfer of Bancred S.A. – Crédito, Financiamento e Investimento ownership to Banco Cruzeiro do Sul S.A. and Unibanco – União de Bancos Brasileiros S.A. in accordance with the Agreement of February 2007.

(b) Compulsory deposits

During October 2008, the Brazilian Central Bank determined changes in compulsory deposits, to aim an increase in the Brazilian Financial System liquidity.

(c) Merger between Unibanco and Itaú

On November 3, Unibanco and Itaú signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The created financial institution will be fully capable of competing with the biggest banks in the global market.

This partnership creates a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – with commercial bank operations in all Mercosur countries - , the institution Will have the required agility to increase the presence of Brazil internationally.

The merger, matured over 15 months of dialogues and joint work, is formed based on a strong identity of values and a converging vision for the future. The controlling stockholders of Itaúsa and Unibanco will establish a holding company with a shared governance model.

The Board of Directors of Itaú Unibanco Holding will be composed of fourteen members, six of which will be named by the controlling stockholders of Itaúsa and the Moreira Salles family. The other eight Board members will be independent. Itaú Unibanco Holding’s Chairman of the Board of Directors will be Mr. Pedro Moreira Salles and its CEO will be Mr. Roberto Egydio Setubal.

The new institution will have approximately 4,800 branches and service stations, accounting for 18% of the banking network; and 14.5 million checking account clients, or 18% of market share. In loans, it will represent 19% of the Brazilian system’s volume; whereas total deposits, funds and managed portfolios will reach 21%.

Combined total assets is over R$ 575 billion, the highest in southern hemisphere.

Taking into consideration the increase in capital related to the shares’ merger, the stockholding interests’ changes and the accounting and tax effects, the impact produced on Itaú Unibanco Holding’s results is estimated at R$ 7.9 billion while that on Itaúsa’s results is at R$ 2.5 billion.

The completion of the merger between Unibanco and Itaú depends on the approval from the Central Bank of Brazil and other appropriate authorities.

The material fact with more details about the merger is available at the IR website (www.unibanco.com.br)

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. QUARTERLY INFORMATION
COMMENTS ON PERFORMANCE FOR THE QUARTER	DATE – SEPTEMBER 30, 2008 Corporate Legislation

Brazilian Economy

The third quarter of 2008 was marked by international scenario deterioration, with the credit crisis worsening the risk perception by international investors. As an indirect consequence of the turbulences, global economy may begin a sharp deceleration period.

Given this international scenario volatility, the Embi+BR ended 3Q08 at 304 basis points, 75 basis points up when compared to 2Q08. Following the sovereign risk downgrade, the Real currency depreciated 20.3% against the US-dollar in 3Q08. The Brazilian international reserves ended the quarter at US$206.4 billion, US$5.6 billion above the amount registered in 2Q08.

The trade balance may reach US$23 billion surplus in 2008, less than the US$40 billion verified in 2007. The strong domestic demand accelerated the imports, which were the main reason for the trade balance deterioration in 2008, but the high level of international reserves and the low foreign debt keep the Brazilian external solvency very solid.

In the domestic scenario, the inflation (IPCA) increased 1.07% in the third quarter – below the 2.09% verified last quarter – with less pressure from food prices. Central Bank increased the Selic rate by 150 b.p, in order to reduce inflation pressure. However, with the international crisis affecting the domestic credit offering, the Central Bank is likely to end the cycle of interest rates increase, and the Selic rate should end the year at the current level of 13.75% .

Economic activity figures continued to show strength with industrial production verifying 2.36% growth accumulated in the quarter, up to August, above the 0.83% of 2Q08.

The debt to GDP ratio reached 38.3% in the end of August, relatively flat when compared to the 40.4% verified in the end of 2Q08. The public sector primary surplus amounted to 4.4% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

Credit market continued to present a robust growth in the third quarter of 2008. The total loan portfolio represented 38% of the GDP.

Besides the worse international environment and the credit crisis, the Brazilian economy fundamentals – with the solid fiscal and external debts – should protect Brazilian assets from excessive volatility. However, smaller growth rates in Brazil are expected during next quarters than the observed to see last years.

Performance

Unibanco Holdings S.A. net income reached R$381 million in 3Q08. Stockholders’ equity stood at R$7,629 million, and annualized ROAE was 21.7% for 3Q08, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP). The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$269 million as of September 30, 2008.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Assets

Unibanco’s total assets reached R$ 179 billion on September 30, 2008, a 33.3% annual increase. This evolution is explained mainly by the R$ 18.4 billion increase in total loans, mostly in auto loans, large corporate, SME, mortgages, credit cards and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.8 % in 9M08 and 1.6 % in 3Q08.

Credit Operations

The total loan portfolio increased 7.7% in the quarter, reaching R$ 74,272 million in September 2008. In the last 12 months, it grew 32.9% .

In the last 12 months, the Retail loan portfolio increased 28.5%, with highlight to the 65.3% growth in auto loans, 37.0% in SME, 32.2% in mortgages, 26.8% in credit card loans and 26.6% in payroll loans (own origination) portfolio.

In 3Q08, the Retail portfolio reached R$ 44,082 million, influenced by a 10.2% increase in auto loans, 5.5% in mortgage and 3.0% in SME. The 2.1% decrease in credit card portfolio in the quarter is explained by the impact of the sale Tricard’s loan portfolio to Tribanco, due to the end of the partnership with Tribanco.

The Wholesale loan portfolio grew 39.8% in the last 12 months and 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in 3Q08. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loan portfolio. The segment’s evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market and the Real depreciation in the quarter.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of main automobile manufacturers in the country. Auto loans grew 10.2% in the quarter and 65.3% in the last 12 months, reaching R$ 11,858 million on September 30, 2008.

With a distinctive strategy in auto financing, focused in new vehicles, Unibanco is has increased its market share in terms of financed units. In the new cars segment, Unibanco’s market share was 8.0% in 3Q08.

Small and Medium Enterprises

The SME’s products portfolio comprises accounts receivable financing, overdraft, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners. The SME loan portfolio totaled R$ 15,030 million on September 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$ 10,610 million, 3.0% evolution in the quarter and 37.0% in the last 12 months.

Home Financing

The mortgage loan portfolio totaled R$ 2,155 million on September 30, 2008, up 32.2% in the last 12 months and 5.5% in the quarter, representing 29.7% of savings deposits and 2.9% of total loan portfolio. In September 2008, the balance of commitment to future disbursement reached R$ 2,060 million, a 181% growth in the last 12 months.

Payroll Loans

Payroll loans was R$ 4,276 million in September 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which in September 2008 reached R$ 1,944 million, a 26.6% growth in the last 12 months and a 3.7% increase in the quarter. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships.

In October, 2008, Unibanco acquired 3 payroll loan portfolios fro m other financial institutions in the total amount of R$ 64 million.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2008 reached R$ 3,463 million, or 4.7% of the total loan portfolio, as follows:

• R$ 1,551 million related to overdue credits, in compliance with Resolution 2,682;
• R$ 942 million for falling due credits, in compliance with Resolution 2,682;
• R$ 970 million based on percentages above those required by the regulatory authority, and higher than the R$ 704 million registered in September 2007.

The total amount of R$ 970 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 28.0% of total allowance for loan losses.

Allowance for loan losses over the credits rated E to H stood at 126% on September 30, 2008, above the 122% verified in September 2007.

Allowance for loan losses as a percentage of overdue installments reached 129% on September 30, 2008, conveying the loan portfolio strength.

The allowance for loan losses relative to total Retail loan portfolio was 5.9% in September 2008, in line with the mix change to lower risk portfolios in the last 18 months. The allowance for loan losses relative to total Wholesale loan portfolio remained stable in the quarter.

In 3Q08, required provision stood at R$ 686 million, a R$ 126 million increase compared to 3Q07 – as a consequence of the loan growth during the last 12 months.

Provision for loan losses in 3Q08 was R$ 670 million – above the R$ 399 million of the total net write-offs, representing a net provision for loan losses of R$ 271 million, 194.6% higher than 3Q07.

Investments Abroad

Unibanco registered a total of US$ 2,800 million in investments abroad at the end of September 2008, compared to US$2,239 million in December 2007. Such growth is mainly due to the US$ 611 million capital contribution in the last 9 months, which aims at supporting trade finance transactions and securities trading in international markets. Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects.

Funding and Assets under Management

Unibanco’s total funding stood at R$ 128,428 million on September 30, 2008, an increase of 43.9% in the last 12 months, above the total loan portfolio growth in the same period.

As part of its strategy, Unibanco has focused on low cost CDs (Core Deposits CDs), which increased 20.1 % in the quarter. Furthermore, with the recent cycle of interest rate increase, there was a higher demand for products indexed to the interbank rate (CDI) instead of savings deposits and investment funds.

The balance of time and interbank deposits presented a 17.1% growth in the quarter and 127.8% increase in the last 12 months. This increase was influenced by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments.

The debentures, an alternative funding instrument for time deposits, increased 30.2% in the last 12 months and 6.7% in the quarter.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, resources from securities issued, borrowings, onlendings, and subordinated debt.

Local currency funding reached R$ 105,511 million at the end of September 2008, up 48.3% from September 2007. This growth was mostly driven by time deposits, resources from securities issued and subordinated debt.

Foreign currency funding reached R$ 22,917 million in September 2008, with a growth of 26.6% from September 2007. Such evolution was mainly driven by the growth in time deposits, import and export financing lines, funding obtained in the open market and the 4.1% Real depreciation in the period.

During the last 12 months, Unibanco increased the participation of local currency in its funding mix, in line with its assets growth in the country, maintaining the local currency deposits and debentures to total loans ratio close to 100%.

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	13.7	14.9

Changes in risk weighted assets	(1.2)	(3.5)

Changes in market risk coverage - interest rates	(0.0)	(0.0)

Changes in market risk coverage - foreign exchange rate	0.1	(0.3)

Changes in market risk coverage - commodities	(0.0)	(0.0)

Changes in market risk coverage - stocks	(0.1)	(0.1)

Changes in operational risk coverage	(0.1)	(0.1)

Reference equity growth	0.6	2.1

Tier I	0.4	1.3

Tier II	0.2	0.8

BIS Ratio on September 30, 2008	13.0	13.0

Unibanco’s BIS ratio, as of September 2008, reached 13.0%, above the minimum 11% level determined by the Central Bank. It is worth mentioning the methodoly change between the BIS I and BIS II ratios calculated, which represents a negative variation of 0.3, or 30 basis points.

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2008:

	Reference Equity (R$ million)	BIS ratio(%)

Tier I (C apital and reserves)	13,416	9.3

Perpetual bonds	971	0.7

Subtotal	14,387	10.0

Tier II	4,394	3.0

Total	18,781	13.0

The fixed asset ratio was 41.1% in September 2008, lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	September 2008

Adjusted permanent assets (A)	7,718

Adjusted stockholders' equity (B)	18,769

Fixed asset ratio (A/B)	41.1%

Efficiency

Unibanco continued its focus on maximizing efficiency, prioritizing the review and simplification of its operational processes. The efficiency management system involves all levels of the organization, identifying areas where improvements can be made. Improvement projects are systematically monitored by executives from different areas of the Bank. Results, causes and corrective measures are presented to the Executive Committee. Since the implementation of the Operational Efficiency unit, in 2006, Unibanco has already seen positive results in the expenses, reflecting better efficiency. The graph below shows the evolution of both efficiency and the cost to average assets ratios.

In 9M08, the efficiency ratio improve from 9M07, reaching 46.0% . In 3Q08, the ratio presented an decrease, mainly, due to the lower Treasury result. The cost to average assets ratio also favorably decreased from 4.7% in 9M07 to 3.7% in 9M08.

Retail

In September 2008, Unibanco’s Retail segment had exceeded 30 million clients throughout the country, a 12% growth from September 2007.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.2% in the quarter and 65.3% in the last 12 months, reaching R$ 11,858 million on September 30, 2008. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco has increased its market share in terms of financed units. Unibanco’s market share in the new cars segment was 8.0% in 3Q08.

Payroll loans portfolio reached R$ 4,276 million in September 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which reached R$ 1,944 million in September 2008, a 26.6% increase in the last 12 months. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

The mortgage loan portfolio totaled R$ 2,155 million on September 30, 2008, a 5.5% annual growth. In September 2008, the balance of commitment to future disbursement reached R$ 2,060 million, a 181% growth in the last 12 months.

As a result, total retail loan portfolio reached R$ 44,082 million, of which R$ 29,052 million are represented by individuals, with 24.1% evolution in the last 12 months.

SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services. At the end of 9M08, the SME segment had approximately 670,000 customers. The SME loan portfolio totaled R$ 15,030 million in September 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$ 10,610 million, 3.0% evolution in the quarter and 37.0% in the last 12 months.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

• Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$ 158 million net income in the quarter and R$ 564 million in 9M08. It is important to mention that the 9M08 results were impacted by the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 26.8% growth over the past 12 months, amounting to R$ 7,201 million in September 2008. In the quarter, the 2.1% decrease is explained by the impact of the sale Tricard’s loan portifolio to Tribanco, due to the end of the partnership with Tribanco.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$ 22,744 million in 9M08, which represents a growth of 27.7% from the same period of last year.

• Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$ 3,493 million in September 2008, an increase of 12.2% in the last 12 months and 0.4% in the quarter. Business results reached R$ 90 million in 9M08 and R$ 17 million in 3Q08, impacted by the lower portfolio evolution. The lower growth in the quarter is due to a more conservative credit concession, specially, in partnership with retailers in low income segment.

Fininvest had 606 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of September 2008. At the same date, LuizaCred had 448 points-of-sale while PontoCred had 443 .

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as cash management solutions and structured finance, besides the asset growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$3,257 million up to August 2008, with a 11.6% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$401 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$ 30,190 million in September 2008, up 39.8% in the last 12 months and 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in the quarter. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loans. The loan growth was also influenced by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The Investment Banking, enlists executives with extensive experience in the Brazilian and international financial sectors. The Investment Banking handles origination, structuring, distribution, and research. Since April 2008, the new structure has focused on prospecting business and on consolidating its operations. The highlight was the Equity Research team of Investment Banking, which was recognized as the only Brazilian firm among the Top 10 Research Houses in the 2008 Latin Research Team ranking, from Institutional Investor magazine.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 280 million in 9M08, a 25.6% growth when compared to the same period of last year. Operating income reached R$ 129 million in 9M08, a 27.7% increase from 9M07. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 4,583 million in the nine first months of 2008, a 10.2% growth from 9M07.

Consolidated technical reserves reached R$11,621 million at the end September 2008, up 21.8% from September 2007, and 6.0% from June 2008.

The financial result was affected by the several payments of Interest on Capital/Dividends, performed by the company during the 9M08 in the total amount of R$131 million.

The loss ratio was 43.9%, a 160 b.p. improvement in 9M08 when compared to 9M07. The combined ratio reached 94.5% in 2Q08, a 40 b.p. improvement from 9M07, and significantly better than the industry average.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.4% market share (as of August 2008).

Unibanco Insurance and Pension Plan business is supervised by Brazilian regulatory authorities and its technical reserves, both for insurance and pension plans, are composed exclusively by securities traded in the national market, as required by the applicable regulation.

Unibanco is the leader in the following segments: D&O (Directors and Officers), aviation risks, transportation risks, facultative risks and extended warranty products, a key product for the cross selling strategy in the insurance business.

Net income from the private pension business in 9M08 was R$79 million a 54,0% increase when compared to 9M07. Revenues were R$1,477 million in 9M08, a 40.6% growth from the same period of last year, due to sales effort in alternative channels. The technical reserves reached R$8,693 million in September 2008, up 20.8% from September 2007.

According to statistical data compiled by Susep, Unibanco ranked 5th in private pension plan revenues, up to August 2008. Unibanco ranked 2nd in sales of corporate pension plans, with R$551.8 million in sales and a 19.2% market share, according to Fenaprevi, up to August 2008. The company serves more than 1,500 corporate clients and more than 890 thousand individual clients.

Wealth Management

Unibanco Asset Management

Unibanco Asset Management (UAM) was the Brazilian first institution focused on third party’s investment management. It offers an extensive variety of distinctive and high value-added products and services and consistency in asset management, addressed to wealth generation, protection and growth.

UAM ended September 2008 with a 14.3% growth from September 2007, reaching R$55.6 billion in assets under management. The 13.3% decrease in the quarter, is explained by the reduction in assets from the short-term cash management fund, in the form of a FIDC (Credit Receivable Investment Fund) of Petrobras.

According to Anbid, UAM increased its market share in the Corporate segment to 8.0% in September 2008, from 4.1% in December 2007.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds managed by UAM have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. In September, 2008, six UAM funds were awarded with the excellence label in a ranking produced by PPS Consultoria for Investidor Institucional magazine (one fixed income fund, two multi-market funds and three equity funds).

UAM was the first Brazilian asset management company to join the PRI – Principles for Responsible Investment of United Nations (UN).

Unibanco Private Bank

During 3Q08, Unibanco Private Bank maintained its improvements in infrastructure and in customer assistance efforts Brazil wide, launching new offices in Curitiba and Goiânia.

Net funding raised maintained its strong pace, 137% up when compared to the same period of last year, and more focused in less risky products, due to the international market crisis.

Assets under management in the domestic market reached R$28 billion, a 34% growth when compared to September 2007.

During this quarter, the Programa de Desenvolvimento de Lideranças – Nova Geração (Leadership Development Program – New Generation) was launched, focused in Family Succession topics. The program is directed to clients’ sons and wives and is composed by 10 modules developed in a partnership with Fundação Dom Cabral.

Revenues/Expenses

Fee Income

Total fees reached R$ 2,716 million in 9M08, up 3.2% when compared to 9M07. In the quarter, the 3.3% decrease is mainly explained by the change in banking tariffs regulation established by the Brazilian Central Bank, effective since April 30, 2008, and by the impact of the sale of Tricard’s portfolio to Tribanco in credit cards revenues.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 9.0% growth in 9M08 when compared to 9M07, largely due to growth in volume of business, increase of 2,816 employees and wage increases. It is worth mentioning the growth of 6.8% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 12.31% (IGPM), due to the efficiency gains and cost controls, despite the expansion of business activities.

Corporate Governance

Stocks

This year, Unibanco completes 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

In 9M08, the GDSs’ average daily trading volume reached R$350 million. In Bovespa, the Units’ average daily trading volume was R$96.7 million.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 140%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Index	Weight (%) Sep to Dec-08

Ibovespa	2.427

IBrX-50	2.832

IBrX-100	2.527

IGC Corporate Governance Index	2.567

Market Capitalization

At the end of 3Q08, Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$19.45, as of September 30, 2008, was R$27.1 billion.

Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

On October 2008, the Board of Directors of Unibanco and Unibanco Holdings approved an increase in the limit of shares that can be acquired under the stock repurchase plan approved on February, 2008. Unibanco is now authorized to acquire up to 40,000,000 Units.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital stock on October 31, 2008, according to the amounts specified in the table below:

					R$ per share
	UBB-ON UBBR3	UBB-PN UBBR4	HOL-ON UBHD3	HOL-PN UBHD6	UNIT * UBBR11	GDS ** NYSE-UBB
Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920

Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Sustainability

UAM’s Endorsement to The United Nations Principles for Responsible Investment

In July, Unibanco Asset Management (UAM) endorsed the Principles for Responsible Investment (PRI), an initiative by the United Nations for incorporating environmental, social and corporate governance (ESG) issues into the investment decision-making process.

UAM is the first of Brazilian asset management firms to adhere the PRI. As a representative of institutional investors, UAM elaborated a voting policy for annual shareholders' meetings, thus environmental, social and corporate governance issues will be considered.

The principles are voluntary and seek to provide a framework of sustainable development for the financial and capital market. The PRI were developed in 2005 by an international group of institutional investors in collaboration with the former United Nations Secretary-General Kofi Annan.

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	DATE - SEPTEMBER 30, 2008 Corporate Legislation

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01475-3	UNIBANCO HOLDINGS S.A.	00.022.034/0001-87

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33.700.394/0001-40	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 58,15
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 98,47
7 - TYPE OF COMPANY Financial Institution
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 1.623.340.275
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 1.624.049.520

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	Corporate Legislation Date - September 30, 2008

OTHER MATERIAL INFORMATION FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in September 2008:

		Common hares/quotas		Preferred shares			Total

Shareholders	Shareholders’ Nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	525,398,072	94.88	385,284	0.04	525,783,356	31.99
- Treasury stocks		-	-	20,247,371	1.86	20,247,371	1.23
- Others		28,337,832	5.12	1,069,219,128	98.18	1,097,556,960	66.78
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1.200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1.200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1.200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1.200	25.00
Total		1,600	100.00	3.200	100.00	4.800	100.00

(b) Shareholders positions of Unibanco Holdings S.A. in September 2008:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	525,398,072	94.88	385,284	0.04	525,783,356	31.99
Management
Board of officers	28,337,826	5.12	4,881,563	0.45	33,219,389	2.02
Board of directors	-		832,558	0.08	832,558	0.05
Treasury stocks	-	-	20,247,371	1.86	20,247,371	1.23
Other shareholders	6	-	1,063,505,007	97.57	1,063,505,013	64.71
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	6	-	1,063,505,007	97.57	1,063,505,013	64.71

___________________________
(*) The amount, recorded of preferred shares of the Board of Officers is composed by 4,881,563 Units. The amount recorded of preferred shares of the Board of Officers is composed by 832,558 Units.
(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The audit board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in September 2007:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	525,398,072	94.88	385,284	0.04	525,783,356	31.99
Management
Board of officers	28,337,826	5.12	4,644,547	0.43	32,982,373	2.01
Board of directors	-		544,754	0.05	544,754	0.03
Treasury stocks	-	-	15,798,287	1.45	15,798,287	0.96
Other shareholders	6	-	1,068,478,911	98.03	1,068,478,917	65.01
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	6	-	1,068,478,911	98.03	1,068,478,917	65.01

___________________________
(*) The amount, recorded of preferred shares of the Board of Officers is composed by 4,644,547 Units. The amount recorded of preferred shares of the Board of Officers is composed by 5,200 preferred shares and 539,554 Units.
(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The audit board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings and Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the quarter ended on September 30, 2008 Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers less than the level of 5% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco Holdings and Unibanco meets the principles of safeguarding the independence of its Auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 21, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer